      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996

                                                       REGISTRATION NO. 333-3956
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              EXECUTIVE RISK INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                          06-1388171
 (State or other jurisdiction of incorporation or         (I.R.S. Employer Identification No.)
                    organization)

                            ------------------------

                              82 HOPMEADOW STREET
                          SIMSBURY, CONNECTICUT 06070
                                 (860) 408-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                             LEROY A. VANDER PUTTEN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              EXECUTIVE RISK INC.
                              82 HOPMEADOW STREET
                               SIMSBURY, CT 06070
                                 (860) 408-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

          JAMES A. FITZPATRICK, JR., ESQ.                        PETER R. O'FLINN, ESQ.
            JONATHAN L. FREEDMAN, ESQ.                           STEPHEN G. ROONEY, ESQ.
                 DEWEY BALLANTINE                        LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
            1301 AVENUE OF THE AMERICAS                           125 WEST 55TH STREET
           NEW YORK, NEW YORK 10019-6092                      NEW YORK, NEW YORK 10019-5389
                  (212) 259-8000                                     (212) 424-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 3, 1996

PROSPECTUS

JUNE   , 1996


                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

     All of the 2,000,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Executive Risk Inc. ("ERI" or the "Company") offered hereby (the "Offering") are being sold by Aetna Life and Casualty Company ("AL&C" or the "Selling Stockholder"). See "Selling Stockholder." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholder.


     The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ER." The last reported sales price of the Common Stock on the NYSE on May 31, 1996, was $35.25 per share. See "Price Range of Common Stock and Dividends."


     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------
                                       PRICE                UNDERWRITING              PROCEEDS TO
                                      TO THE                DISCOUNTS AND             THE SELLING
                                      PUBLIC               COMMISSIONS(1)           STOCKHOLDER(2)
- ------------------------------------------------------------------------------------------------------
Per Share..................              $                        $                        $
Total(3)...................              $                        $                        $
- ------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Stockholder estimated at
    $          . The Company will pay certain other expenses incurred in
    connection with the Offering, estimated to be $          , subject to
    adjustment.

(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock, at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public and
    Underwriting Discounts and Commissions will be $          and $          ,
    respectively. If such option is exercised in full, the Proceeds to the Selling Stockholder will be unchanged from the amount set forth above, and
    the Company will receive proceeds of $          before deduction of expenses
    referred to in note (2) above. See "Underwriting."

     The Shares are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York,
New York on or about                , 1996.

DONALDSON, LUFKIN & JENRETTE                                   CONNING & COMPANY
                                                          SECURITIES CORPORATION

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

     ERI, A DELAWARE CORPORATION, OWNS ALL OF THE SHARES OF CAPITAL STOCK OF CERTAIN INSURANCE COMPANIES DOMICILED IN THE STATES OF CONNECTICUT AND DELAWARE. THE CONNECTICUT AND DELAWARE INSURANCE LAWS REQUIRE PRIOR APPROVAL BY THEIR RESPECTIVE STATE INSURANCE COMMISSIONERS OF ANY ACQUISITION OF CONTROL OF A DOMESTIC INSURANCE COMPANY OR OF ANY COMPANY WHICH CONTROLS A DOMESTIC INSURANCE COMPANY. ONE INSURANCE COMPANY SUBSIDIARY OF ERI IS DEEMED TO BE COMMERCIALLY DOMICILED IN CALIFORNIA. THE CALIFORNIA INSURANCE LAW REQUIRES PRIOR APPROVAL BY THE CALIFORNIA INSURANCE COMMISSIONER OF ANY ACQUISITION OF CONTROL OF AN INSURANCE COMPANY COMMERCIALLY DOMICILED IN CALIFORNIA OR OF ANY COMPANY WHICH CONTROLS SUCH AN INSURANCE COMPANY. "CONTROL" IS GENERALLY PRESUMED TO EXIST THROUGH THE OWNERSHIP OF, OR THE HOLDING OF PROXIES WITH RESPECT TO, 10% OR MORE OF THE VOTING SECURITIES OF AN INSURANCE COMPANY OR OF ANY COMPANY WHICH CONTROLS AN INSURANCE COMPANY. ANY PURCHASER OF COMMON STOCK HOLDING POWER TO VOTE 10% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK WILL BE PRESUMED TO HAVE ACQUIRED CONTROL OF ERI'S INSURANCE SUBSIDIARIES UNLESS THE RELEVANT INSURANCE COMMISSIONER, FOLLOWING APPLICATION BY SUCH PURCHASER, DETERMINES OTHERWISE. ACCORDINGLY, ANY PURCHASE RESULTING IN A PURCHASER'S HOLDING THE POWER TO VOTE 10% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK WOULD REQUIRE PRIOR APPROVAL BY THE INSURANCE COMMISSIONERS OF THE ABOVE-REFERENCED STATES.

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, BY THE SELLING STOCKHOLDER, OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES AND CANADA. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SHARES AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. Copies of the above reports, proxy statements and other information also may be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, DC, upon payment of the fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-12800) are incorporated by reference:

          (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K");


          (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 (the "Form 10-Q");



          (iii) Current Report on Form 8-K filed on March 26, 1996 (the "Form 8-K");



          (iv) the sections entitled "Beneficial Ownership of Stock," "Executive Compensation" (except the "Compensation Committee Report" and the "Performance Graph"), and "Compensation Committee Interlocks and Insider Participation" of the Company's Proxy Statement, filed with the Commission on April 2, 1996; and



          (v) description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on February 9, 1994, as amended by Form 8-A/A, filed with the Commission on May 8, 1996, including any further amendment updating such description.


     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person (including any beneficial owner of Shares purchased in the Offering) to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to the Company at 82 Hopmeadow Street, Simsbury, CT 06070, Attention: Mr. Robert V. Deutsch, Executive Vice President, 860-408-2000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements appearing elsewhere, or incorporated by reference, in this Prospectus. Except where otherwise indicated, (i) the "Company" or "ERI" refers to Executive Risk Inc., with respect to any period subsequent to December 31, 1993 and to its wholly-owned subsidiary, Executive Re Inc. ("Executive Re"), with respect to any period prior to January 1, 1994; (ii) "ERII" refers to Executive Risk Indemnity Inc. and "ERSIC" refers to Executive Risk Specialty Insurance Company (ERII and ERSIC are the Company's wholly-owned insurance company subsidiaries and are sometimes collectively referred to as the "Insurance Subsidiaries"); (iii) "ERMA" refers to Executive Risk Management Associates, the Company's wholly-owned underwriting agency which offers insurance policies issued by ERII and ERSIC, as well as by The Aetna Casualty and Surety Company ("AC&S"); (iv) all financial information in this Prospectus is presented in accordance with generally accepted accounting principles ("GAAP"), unless specified as being in accordance with statutory accounting practices ("SAP"); and (v) the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option or the Aetna Stock Option, as defined below.

                                  THE COMPANY

     ERI is a specialty insurance holding company that, through its subsidiaries, develops, markets and underwrites directors and officers liability insurance ("D&O") and other professional liability insurance products. Based on the most recently available survey of the D&O industry by Watson Wyatt Worldwide, the facility through which the Company and AC&S issue D&O is a leading underwriter of primary D&O in the United States. From 1993 to 1995, the Company's gross premiums written increased from $84.3 million to $210.6 million, while its GAAP combined ratio declined from 107.2% to 95.5%. The Company attributes this success primarily to the following factors: (i) an ability to identify and capitalize on specialty insurance opportunities, including those in underserved and new markets; (ii) increasing marketplace acceptance of the Company as a direct insurer of D&O risks by both new insureds and previous AC&S insureds; (iii) stable relationships with insureds and brokers, resulting from an emphasis on client service in marketing, underwriting and claims handling;
(iv) pricing based on risk rather than market forces; and (v) a performance-based culture, fostered by significant equity participation by the Company's executive officers and directors (currently 21% of the Common Stock on a fully diluted basis).

     Historically, the Company has focused on writing D&O for domestic insureds, which accounted for 76% of gross premiums written in 1995. The Company's principal D&O insureds are commercial entities, financial institutions and not-for-profit organizations, which represented 55%, 28% and 17% of gross domestic D&O premiums written in 1995, respectively. In recent years, the Company has expanded its product line to related specialty liability insurance products, including errors and omissions liability insurance ("E&O") for lawyers and other professionals (19% of gross premiums written in 1995), international D&O through a joint venture with Union des Assurances de
Paris -- Incendie-Accidents ("UAP") (5% of gross premiums written in 1995) and fiduciary and fidelity bond coverages.

     The Company's E&O business is divided between Lawyers Professional Liability ("LPL") and Miscellaneous Professional Liability ("MPL"). Gross premiums written for LPL increased from $2.3 million in 1993 to $28.7 million in 1995. Gross premiums written for MPL grew from $1.6 million to $11.6 million during the same period. The growth of the Company's E&O business demonstrates the effectiveness of its overall strategy of identifying and serving insurance markets which the Company believes are not being effectively served by other insurers. For example, the Company identified large law firms (35 or more lawyers) as one such underserved market. In this market, extensive risk evaluation and underwriting are performed by the Company's LPL underwriters, all of whom are attorneys formerly associated with large law firms. Additionally, the Company's MPL department has expanded the classes of businesses it insures and has formed alliances with wholesale brokers who control large blocks of E&O business. Recent additions to the Company's MPL product offerings include E&O insurance programs for automobile insurance agents, psychologists and temporary help agencies.

     During the early 1990's, the Company perceived an opportunity to provide professional liability insurance to foreign corporations whose directors and officers are exposed to D&O risks, including, among others, risks arising in connection with U.S. securities laws. In January 1993, ERI and UAP (the largest insurance organization in France and the second largest in Europe) formed a French insurance underwriting agency, known as UAP Executive Partners ("UPEX"), in which each party has a 50% interest. UPEX is based in Paris and offers D&O policies issued by UAP, a portion of each of which is reinsured by the Company. The Company also reinsures international D&O business through its Dutch subsidiary, Executive Risk N.V., founded in May 1995 to participate in professional liability opportunities, principally in the Netherlands.

     The following table sets forth ERI's gross premiums written by line of business for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------
                                      1995 GROSS              1994 GROSS              1993 GROSS
                                       PREMIUMS    PERCENT     PREMIUMS    PERCENT     PREMIUMS    PERCENT
                                       WRITTEN     OF TOTAL    WRITTEN     OF TOTAL    WRITTEN     OF TOTAL
                                                                 (IN THOUSANDS)
    D&O.............................   $159,491        76%     $104,871        81%     $ 79,541        94%
    Lawyers E&O.....................     28,744        14        17,964        14         2,275         3
    Misc. E&O.......................     11,649         5         5,153         4         1,646         2
    International D&O...............      9,934         5         1,620         1           785         1
    Other...........................        822        --           591        --             8        --
                                       --------     -----      --------    ---- ----    -------    ---- -
              Total.................   $210,640       100%     $130,199       100%     $ 84,255       100%
                                       ========     =====      ========    ========     =======     =====

     While the Company seeks premium growth, management relies on a niche strategy to maintain overall underwriting profitability levels. The Company believes that certain niche markets have the advantage of reduced competitive pressures and more attractive pricing formulas. The Company generally seeks to compete in business lines where it can achieve an underwriting profit (i.e., a combined ratio below 100%, which indicates profitability before taking net investment income into account). The following table sets forth ERI's GAAP ratios for the periods indicated.

                                                             YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------
                                                   1995     1994     1993      1992      1991
    GAAP DATA:
    Loss Ratio...................................  67.4%    67.6%     67.6%     71.5%     70.6%
    Expense Ratio................................  28.1     29.1      39.6      34.7      33.1
                                                   ----     ----     -----     -----     -----
    Combined Ratio...............................  95.5%    96.7%    107.2%    106.2%    103.7%
                                                   ====     ====     =====     =====     =====

The Company prices insurance policies based primarily upon specific risk exposure, including loss experience, rather than primarily upon market factors. The table below sets forth statutory loss ratios for the periods indicated for the Insurance Subsidiaries and the property/casualty industry as a whole. The Insurance Subsidiaries' specialty products business is not directly comparable to the business of the property/casualty industry as a whole.

                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                      1995     1994     1993     1992     1991
    SAP DATA:
    Insurance Subsidiaries Loss Ratio...............  67.4%    67.6%    67.6%    71.5%    73.0%
    Industry Loss Ratio(1)..........................  78.9     81.1     79.5     88.1     81.1

- ------------------------------

(1) Source: For 1991 through 1994, Best's Aggregates &
    Averages-Property-Casualty; for 1995, BestWeek P/C Supplement.

     The Insurance Subsidiaries conduct D&O business primarily through an insurance facility (the "Facility") which consists of AC&S, ERII and ERSIC, each of which can act as insurer or reinsurer, and ERMA, which acts as the product developer, marketer and managing underwriter. In 1995, $99.0 million of gross D&O premiums written were issued on ERII and ERSIC policies, as compared to $7.2 million in 1994.

See "Business -- Markets." Approximately one-third of the growth in the Company's gross premiums written from 1994 to 1995 was attributable to the conversion of the Facility's insureds from AC&S policies to ERII or ERSIC policies. It is unlikely that the rate of growth achieved in 1995 attributable to such conversions can be sustained. Under the Facility, when the Company issues an ERII or ERSIC D&O policy, the Company receives 100% of the gross premiums written on that policy (and generally cedes 12.5% to AC&S), as compared to the 50% it receives when an AC&S policy is issued. Also, ERI realizes an incremental benefit from conversions to Insurance Subsidiaries' D&O policies because of the elimination of the Company's payment to AC&S of an override commission equal to 3% of gross premiums written on all AC&S D&O policies issued through the Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     Both D&O and E&O are designed to protect insureds against lawsuits and associated legal defense expenses. In connection with D&O coverage of corporations, the most significant liabilities generally derive from lawsuits by stockholders against directors and officers for alleged failures to discharge duties to the corporation or violations of federal securities laws. In the case of not-for-profit organizations, claims most often arise in connection with employment practices litigation. E&O is offered to professionals, such as attorneys, psychologists and insurance agents, among others, where the principal source of potential claims is dissatisfied clients alleging breaches of professional standards or ethical violations.

     Approximately 94% of the Company's investment portfolio at March 31, 1996, on a fair value basis, consisted of cash and investment grade fixed income securities, primarily tax-exempt municipal securities. At that date, the Company's investment portfolio had an amortized cost and fair value of $509.9 million and $531.7 million, respectively, and the tax equivalent yield on the fixed maturity portfolio was 8.22%. The Company's investment philosophy is to seek optimum yield, consistent with what management believes is a generally conservative investment approach. At March 31, 1996, the Company's total assets were $687.5 million and stockholders' equity was $105.0 million.

     On March 26, 1996, the Company purchased 2,511,300 shares of its capital stock from AC&S at a price of $29.875 per share, or approximately $75 million in the aggregate (the "Repurchase Transaction"). Under the terms of the Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of March 22, 1996 by and among ERI, AC&S and AL&C, the price is subject to upward adjustment under certain circumstances. See "Recent Developments." Immediately prior to the Repurchase Transaction, AC&S beneficially owned a total of 4,611,300 shares of ERI's then-outstanding capital stock, consisting of 3,286,300 shares of Common Stock, all 1,225,000 shares of the Class B Common Stock and an option (the "Aetna Stock Option") to purchase 100,000 shares of Common Stock at an exercise price of $12.00 per share. On March 29, 1996, AC&S transferred the remaining 2,000,000 shares of Common Stock (which are the Shares offered hereby), together with the Aetna Stock Option, to AL&C. Prior to the repurchase of the Class B Common Stock, AC&S had the right to elect four individuals to the Company's Board of Directors. Following the Repurchase Transaction, AC&S has the right to nominate one director for election to the Board of Directors. One individual designated by AC&S currently serves on the Company's Board of Directors. See "Business Relationship with AC&S."

     The Insurance Subsidiaries' current pooled rating from A.M. Best Company, Inc. ("A.M. Best") is "A (Excellent)" and their current pooled claims-paying ability rating from Standard & Poor's Corporation ("S&P") is "A+ (Good)." These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors. The Company reviewed all material elements of the Repurchase Transaction, including, but not limited to, the financing incurred to complete the Repurchase Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"), with A.M. Best and S&P prior to the consummation of the Repurchase Transaction. The Company's ratings have been unaffected by the Repurchase Transaction. There can be no assurance, however, that such ratings will not change in the future.

     ERI employs approximately 250 people, most of whom are located at the Company-owned headquarters building at 82 Hopmeadow Street, Simsbury, Connecticut 06070.

                                  THE OFFERING


Common Stock offered by the Selling
  Stockholder...........................  2,000,000 shares
Common Stock to be outstanding after the
  Offering(1)(2)........................  9,006,855 shares
Use of proceeds.........................  The Company will not receive any proceeds from the sale of Shares by the Selling Stockholder. If the
                                          Underwriters' over-allotment option is exercised
                                          (see "Underwriting"), any net proceeds received by
                                          the Company from the proceeds of shares sold
                                          thereunder will be used for general corporate
                                          purposes.
Dividend policy.........................  The Company intends to continue to pay quarterly cash dividends of $.02 per share of Common Stock
                                          ($.08 annually), subject to declaration by the
                                          Board of Directors and certain regulatory and other
                                          constraints.
NYSE symbol.............................  ER


- ------------------------------
(1) Excludes up to 300,000 shares of Common Stock which may be sold by the Company upon exercise of the Underwriters' over-allotment option. See "Underwriting."


(2) Based on the number of shares of Common Stock outstanding as of June 3, 1996. Does not include 100,000 shares of Common Stock issuable upon exercise of the Aetna Stock Option, or 1,653,464 shares issuable upon exercise of options held by current and former directors and employees.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table presents consolidated historical and pro forma income statement data for the three months ended March 31, 1996 and the year ended December 31, 1995, adjusted to give effect to the Repurchase Transaction and the related disposition of assets and incurrence of debt, as if they had been consummated at January 1, 1995. The unaudited pro forma consolidated financial data do not purport to represent what the Company's consolidated results of operations would have been, or to project the Company's results of operations for any future period or date, had the Repurchase Transaction and the related disposition of assets and incurrence of debt occurred on January 1, 1995. The pro forma financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                 THREE MONTHS ENDED MARCH 31, 1996       YEAR ENDED DECEMBER 31, 1995
                                 ----------------------------------   -----------------------------------
                                 ACTUAL    ADJUSTMENTS    PRO FORMA    ACTUAL    ADJUSTMENTS    PRO FORMA
PRO FORMA INCOME STATEMENT
  DATA:
Gross premiums written.........  $57,682                   $57,682    $210,640                  $ 210,640
Net premiums written...........   38,851                    38,851     145,121                    145,121
Net premiums earned............   33,913                    33,913     116,434                    116,434
Net investment income..........    7,375        (416)(a)     6,959      26,706    $ (1,743)(a)     24,963
Net realized gains.............      954                       954       1,588                      1,588
Other income...................       92                        92          83                         83
                                  ------    --------       -------    --------      ------       --------
          Total operating
            revenues...........   42,334        (416)       41,918     144,811      (1,743)       143,068
Loss and loss adjustment
  expenses.....................   22,894                    22,894      78,530                     78,530
Policy acquisition costs.......    6,744                     6,744      21,931                     21,931
General & administrative
  costs........................    3,168                     3,168      10,730                     10,730
Long-term incentive
  compensation.................      187                       187       1,458                      1,458
Interest expense...............      578         752(b)      1,330       2,022       3,150(b)       5,172
                                  ------    --------       -------    --------      ------       --------
          Total operating
            expenses...........   33,571         752        34,323     114,671       3,150        117,821
                                  ------    --------       -------    --------      ------       --------
Income before income taxes.....    8,763      (1,168)        7,595      30,140      (4,893)        25,247
Income tax expense.............    1,538        (316)(c)     1,222       4,854      (1,323)(c)      3,531
                                  ------    --------       -------    --------      ------       --------
Net income.....................  $ 7,225    $   (852)      $ 6,373    $ 25,286    $ (3,570)     $  21,716
                                  ======    ========       =======    ========      ======       ========
Earnings per common share --
  assuming full dilution.......  $  0.60    $   0.06       $  0.66    $   2.11    $   0.18      $    2.29
Weighted average shares
  outstanding -- assuming full
  dilution.....................   12,061      (2,373)(d)     9,688      11,978      (2,511)(d)      9,467
Operating margin(1)............     20.3%                     19.5%       21.3%                      20.4%

- ------------------------------
(1) Consists of income before income taxes, excluding interest expense and realized capital gains, divided by total revenues, excluding realized capital gains.

                 NOTES TO PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following notes describe the adjustments made in computing pro forma consolidated financial data:

(a) Reflects the loss of investment income that otherwise would have been earned on the Company's invested assets used as partial funding of the Repurchase Transaction, at 5.8%, which was the Company's nominal yield on its fixed maturity portfolio for the year ended December 31, 1995.

(b) Reflects additional interest expense, at a 7% assumed rate, which represents the Company's anticipated borrowing rate on the incremental long-term debt incurred as partial funding of the Repurchase Transaction.

(c) Reflects the tax benefit of lost investment income and incremental interest expense at the statutory tax rate of 35% adjusted for the effects of tax exempt interest income.

(d) Reflects the reduction in the weighted average shares outstanding resulting from the Repurchase Transaction.

                                  RISK FACTORS

     Prospective investors in the Shares offered hereby should consider carefully the matters set forth below, as well as the other information set forth and incorporated by reference in this Prospectus.

RELATIONSHIP WITH AC&S

     The Company derives a significant proportion of its revenue from insurance written on AC&S policies, although, increasingly, the Company is writing business on the policies of its own Insurance Subsidiaries (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations"). The agreements with AC&S relating to the Facility place certain restrictions on the manner in which the Company may conduct its business. These agreements distinguish between two types of insurance business in which the Company may engage in the future. One type of business consists of insurance business that complies with underwriting, claims and reinsurance guidelines which are established by the Company with AC&S's approval and which may not be altered without AC&S's consent. All other types of insurance business are subject to volume restrictions (see "Business Relationship with AC&S"). These restrictions may limit the Company's ability to pursue business opportunities that it believes would be profitable.

     On April 2, 1996, an affiliate of The Travelers Group Inc. ("Travelers") purchased AC&S. Notwithstanding this transaction, AC&S remains a party to the agreements relating to the Facility. The exclusive arrangement whereby substantially all D&O written in the United States by AC&S and its former parent, AL&C, is written through ERMA remains unchanged as a result of the Travelers purchase; however, Travelers and its other affiliates are not bound by this arrangement. A subsidiary of Travelers currently writes D&O in competition with the Company and is likely to continue to compete with the Company in the future.

     An interruption or termination of the Company's contractual arrangements with AC&S would, under certain circumstances, constitute an event of default under the Company's existing senior loan agreements and could have a material adverse effect on the Company's financial condition and results of operations. The Company's agreements with AC&S require a minimum two-year notice of termination, and no such termination may become effective until year-end 1999, subject to earlier termination upon the occurrence of specified events. These events include the failure of the Company to meet certain specified financial tests, the failure of the Company to comply with certain restrictions on its ability to engage in non-Facility business and a change of control (as defined) of the Company. In addition, ERMA's ability to underwrite Facility business on behalf of AC&S may be suspended upon the failure of the Company to meet the same specified financial tests which give rise to a right of termination.


     Prior to the Repurchase Transaction, AC&S, as sole holder of the Class B Common Stock, had the right under the Company's Certificate of Incorporation to designate and elect four persons to the Company's Board of Directors. The Board of Directors consisted during 1995 of twelve persons. It consists of eleven persons as of the date of this Prospectus. Following the Repurchase Transaction, AC&S has the right to nominate one director for election to the Board of Directors. AC&S's designee for such purpose is Joseph P. Kiernan, who has been a member of the Company's Board of Directors since 1986. Mr. Kiernan also has been and will continue to be a member of one of two underwriting committees of each Insurance Subsidiary's Board of Directors. This committee, called Underwriting Committee A, is responsible for, among other things, determining underwriting guidelines and acting in respect of insurance written through the Facility on AC&S policies. Since any action by Underwriting Committee A requires unanimous consent of its members, the AC&S designee effectively has a veto right with respect to changes in guidelines affecting underwriting, claims handling and reinsurance with respect to AC&S policies.


CERTAIN BUSINESS CONSIDERATIONS

     Factors affecting the sectors of the insurance industry in which the Company operates may subject the Company to significant fluctuations in operating results. These factors include competition and general economic conditions, including interest rate levels, as well as legislative initiatives, the frequency of litigation, and the size of judgments obtained against directors and officers. The impact of these factors can dramatically affect demand for the Company's products, insurance capacity, pricing and claims experience and, consequently, the Company's results of operations. The enactment of the Private Securities Litigation Reform Act of 1995 (which is intended to limit securities fraud lawsuits) is an example of an external factor that can affect the market for the Company's products and services. Management does not believe that the effects, if any, of this new statute on the D&O market will be known for a number of years. Due to the Company's underwriting policy of pricing its insurance products primarily according to perceived risk exposure rather than according to pricing patterns in the market, it is possible that the Company will seek to raise prices during times of excess insurance capacity (or, will not seek to raise prices during times of limited insurance capacity) with an accompanying adverse impact on the Company's results of operations, market share or both.

     The professional liability insurance sectors of the property/casualty industry have experienced a prolonged "soft market," characterized by intense competition and strong downward pricing pressures. The Company's business strategy for continued growth relies on finding underserved D&O and E&O markets where it can create and profitably underwrite attractive insurance products. The Company's ability to pursue such strategy entails certain risks, due to the highly competitive nature of the insurance industry. The Company competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources and experience than the Company. The Company may also be required to compete with new market entrants in the future. Competition is based on many factors, including the perceived financial strength of the insurer, pricing and other terms and conditions, levels of customer service (including the speed with which claims are paid), ratings assigned by independent rating organizations (including A.M. Best and S&P) and reputation and experience in the business. This competition could have an adverse effect on the Company's results of operations. In addition, with respect to the Company's ratings, A.M. Best and S&P each reviews its ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in the judgment of the rating agency, circumstances so warrant. If either the Company's A.M. Best rating or its claims-paying ability rating from S&P were downgraded from its current level, the Company's results of operations could be materially and adversely affected.

     The Company has commenced offering E&O to members of various professions on a program basis, that is, through wholesale brokers who control regional or national books of business. These "program administrators" function similarly to managing general agents. They are authorized to receive insurance applications and issue Insurance Subsidiary policies, all in accordance with underwriting criteria specified by the Company. Program administrators are not authorized to handle or pay claims or to bind reinsurance. The use of third parties, such as program administrators, is an accepted distribution methodology in the industry; however, the Company has not previously authorized non-employees to bind insurance coverage. Distribution through program administrators entails certain fidelity, credit and underwriting risks not ordinarily encountered in connection with the Company's other distribution methods.

REGULATION

     The Insurance Subsidiaries are subject to a substantial degree of regulatory oversight, which generally is designed to protect the interests of policyholders as opposed to stockholders. Such regulation relates to authorized lines of business, policy rates and forms, capital and surplus requirements, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and nonfinancial components of an insurance company's business. The Company believes that more, rather than less, regulation is likely in the future. The National Association of Insurance Commissioners (the "NAIC") has adopted a system of assessing the financial condition and stability of insurance companies, known as "IRIS ratios," and a system to test the adequacy of statutory capital, known as "risk-based capital," each of which applies to the Insurance Subsidiaries. IRIS ratios consist of 11 ratios that are compiled annually from each insurance company's statutory financial reports and then compared against the NAIC-established "usual range" for each ratio. Companies like the Insurance Subsidiaries, which are experiencing rapid premium growth, have fallen outside the usual range for certain IRIS ratios from time to time. The risk-based capital rules, required for the first time in regulatory filings for 1994, establish statutory capital requirements based on levels of risk assumed by an insurance company. The Insurance Subsidiaries' adjusted capital at

December 31, 1994 and 1995 was in excess of the applicable risk-based standards as established by the NAIC. Failure to maintain risk-based capital at the required levels, or generation of IRIS ratios far outside the NAIC's usual range, could adversely affect the Insurance Subsidiaries' ability to secure regulatory approvals as necessary or appropriate in connection with their insurance businesses.

EFFECTS OF BANK INDEBTEDNESS AND COVENANTS

     In connection with the financing of the Repurchase Transaction, the Company entered into a Term Loan Agreement (the "Term Loan Agreement"), dated as of March 26, 1996, by and among the Company, the banks signatory thereto and The Chase Manhattan Bank (National Association), as Agent. The Company borrowed, and there is currently outstanding, $70 million of senior term debt under the Term Loan Agreement, $25 million of which was used to refinance bank indebtedness. The Company is required to make principal payments on the term loan beginning in November 1997 and at 6-month intervals thereafter, in the respective amounts of $5 million, $5 million, $6 million, $6 million, $7 million, $7 million, $8 million, $8 million, $9 million and $9 million, respectively. The Term Loan Agreement contains certain negative covenants by the Company, including, among other things, restrictions on the incurrence of additional debt, the sale of assets, the making of acquisitions, the payment of dividends and the incurrence of liens. The Term Loan Agreement also contains certain financial covenants requiring, among other things, that the Company maintain a minimum net worth, a minimum statutory surplus and certain financial ratios. In addition, the Term Loan Agreement provides that the termination or disavowal by any party thereto of either of the Agency Agreement or the Quota Share Agreement (as such terms are hereinafter defined; see "Business Relationship with AC&S"), shall constitute an event of default unless, in either case, AC&S business reinsured by ERII pursuant to the Quota Share Agreement represents less than 15% of the gross premiums written (on a combined basis) of the Insurance Subsidiaries for the 12-month period preceding such date of termination or disavowal. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     ERI is an insurance holding company. Dividends and other payments from the Insurance Subsidiaries and ERMA are ERI's primary source of funds to pay expenses, service debt and pay dividends, if any. The payment of dividends by ERII and ERSIC is subject to restrictions set forth in the Delaware and California insurance laws and the Connecticut insurance laws, respectively. In general, these restrictions limit the aggregate amount of dividends or other distributions that the Insurance Subsidiaries may declare or pay to ERI within any 12 month period without the permission of the applicable regulatory authority (generally to the greater of statutory net income for the preceding year or 10% of statutory surplus), and require that the statutory surplus of the applicable Insurance Subsidiary following any such dividend or distribution be reasonable in relation to its outstanding liabilities and adequate to its financial needs. The maximum amount of dividends payable by the Insurance Subsidiaries in 1996, without prior approval of the applicable state insurance regulators, is $16.7 million. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

     In addition, under applicable state insurance laws and regulations, no person may acquire control of ERII, ERSIC or any corporation controlling either of them unless such person has filed a statement containing specified information with appropriate regulatory authorities and approval for such acquisition has been obtained. Under applicable laws and regulations, any person acquiring, directly or indirectly, or holding proxies with respect to, 10% or more of the voting stock of any other person is presumed to have acquired "control of such person." Accordingly, any purchase resulting in the purchaser owning 10% or more of the outstanding Common Stock of ERI, in the Offering or otherwise, would require prior approval by applicable regulatory authorities. Such prior approval requirement also would apply to an acquisition of proxies to vote 10% or more of the outstanding Common Stock of ERI and, therefore, in a proxy contest could delay or prevent a stockholder from acquiring such proxies. No assurance can be given as to whether or not the Company would seek to invoke these laws and regulations in the event of a contested solicitation of proxies.

ADEQUACY OF LOSS RESERVES

     The reserves for losses and loss adjustment expenses represent the Company's estimates of liability on outstanding claims. These estimates involve actuarial and statistical projections of the expected ultimate cost of administering and settling these claims based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and other variable factors such as inflation and new theories of liability. As estimates, reserves may not accurately reflect amounts that are ultimately incurred in administering and settling insured losses, particularly in the instance of companies with relatively short operating histories or companies that have a heavy reliance on relatively newer product lines, such as the Company. If the reserve estimates prove to be inadequate, the Company would be required to augment its reserves, resulting in a charge to earnings in the period in which such action occurs. Although the Company believes that its reserves are adequate, there can be no assurance that ultimate loss experience will not exceed the Company's reserves, resulting in a material adverse effect on the Company's financial condition and results of operations. Since 1988, the Company has retained the services of an independent actuarial consulting firm to provide opinions regarding reserves as required for state regulatory filings. The Company intends to utilize such services in the future. In addition, although the Company seeks to spread risk through the use of reinsurance programs, like other insurance companies, it is subject to the risk of severe or multiple losses, which could materially and adversely affect its financial position and results of operations.

REINSURANCE

     The Company has historically utilized reinsurance arrangements to limit the amount of risk retained under policies written or reinsured by the Insurance Subsidiaries. In addition to the D&O reinsurance obtained under the Facility arrangements with AC&S, the Company currently has in place a number of reinsurance programs pursuant to which it cedes risks. The ceding of risk to reinsurers does not relieve the Company of liability to its insureds and reinsureds, and consequently the Company is subject to credit risk with respect to its reinsurers. While the Company endeavors to reinsure only with financially sound reinsurers, there can be no assurance that the Company will not experience difficulties in the future in recovering reinsurance recoverables under these arrangements should one or more of its reinsurers suffer financial detriment. The Company's reinsurance programs include some exposure to certain syndicates of Underwriters at Lloyd's, London ("Lloyd's"). Lloyd's is currently undergoing a restructuring, the success or failure of which could affect Lloyd's syndicates' ability to meet their reinsurance obligations. In addition, the availability and cost of reinsurance arrangements are subject to prevailing market conditions, which are beyond the Company's control. The Company may in the future choose to revise further its reinsurance practices to increase, decrease or eliminate entirely the amount of risk it cedes to reinsurers.

DEPENDENCE ON MANAGEMENT AND KEY EMPLOYEES

     The Company depends, and will continue to depend, to a great extent on the services of its executive officers and key personnel who are identified under "Management." The Company's Chairman and Chief Executive Officer, its Vice Chairman and Chief Operating Officer, its President and Chief Underwriting Officer and its Executive Vice President, Chief Financial Officer and Chief Actuary have employment agreements, as do other key personnel. The respective terms of these agreements expire in 1997, unless extended by mutual agreement. The ability of the Company to underwrite and issue insurance policies profitably is dependent on its ability to attract and maintain a staff of qualified underwriters and service personnel. The Company does not carry any key person life insurance policies on any of its executive officers or employees.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

     The Company's Certificate of Incorporation and By-laws, its Stockholder Rights Plan, the Agency Agreement and the Quota Share Agreement, as well as the Delaware corporation law and the California, Delaware and Connecticut insurance laws, all contain provisions that could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's initial public offering ("IPO") of Common Stock occurred on March 15, 1994, at a price to the public of $12.00 per share. The following table sets forth the high and low closing prices of the Common Stock on the NYSE and the cash dividends paid per share since the IPO for the periods indicated.


                                                                    MARKET PRICE
                                                                    -------------     DIVIDEND
                          FISCAL PERIOD                             HIGH     LOW        PAID
1994:
  First Quarter (from March 15)...................................  $12 1/2  $10 7/8      --
  Second Quarter..................................................   14 7/8   10 7/8    $.02
  Third Quarter...................................................   15 7/8   12 3/4     .02
  Fourth Quarter..................................................   14 1/4   12 1/4     .02
1995:
  First Quarter...................................................  $17 1/8  $13 5/8    $.02
  Second Quarter..................................................   19       16 5/8     .02
  Third Quarter...................................................   23 7/8   18 3/8     .02
  Fourth Quarter..................................................   29       22         .02
1996:
  First Quarter...................................................  $33      $26 1/4    $.02
  Second Quarter (through May 31).................................   35 1/4   29 1/4      --


     The Company intends to continue to pay quarterly cash dividends of $.02 per share of Common Stock (a rate of $.08 annually). The payment of dividends is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors deems relevant.

     As an insurance holding company, ERI depends in large part on dividends and other payments from its subsidiaries for the payment of cash dividends to stockholders. In the case of the Insurance Subsidiaries, such payments are restricted by insurance laws, and insurance regulators have authority in certain circumstances to prohibit payments of dividends and other amounts by the Insurance Subsidiaries that would otherwise be permitted without regulatory approval. The Company's loan agreements also restrict the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1996. The Offering will have no effect on the Company's capitalization, unless the over-allotment option is exercised.

                                                                                 MARCH 31, 1996
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Long-term debt.................................................................     $ 70,000
Stockholders' equity:
  Common Stock, $.01 par value;
     authorized--50,000,000 shares
     issued(1)--10,409,291 shares
     outstanding(1)--8,994,041 shares..........................................          104
  Class B Common Stock, $.01 par value;
     authorized--2,500,000 shares
     issued--0 shares(2)
     outstanding--0 shares(2)..................................................           --
Additional paid-in capital.....................................................       87,064
Unrealized gains on investments, net of tax....................................       14,388
Currency translation adjustments...............................................          (55)
Retained earnings..............................................................       45,063
                                                                                 --------------
Cost of shares in treasury, at cost:
  --1,415,250 shares...........................................................      (41,547)
                                                                                 --------------
  Total stockholders' equity...................................................      105,017
                                                                                 --------------
          Total capitalization.................................................     $175,017
                                                                                 ===========

- ------------------------------
(1) Does not include (i) 1,477,056 shares of Common Stock issuable upon exercise of employee stock options, (ii) 100,000 shares of Common Stock issuable upon exercise of the Aetna Stock Option, (iii) 43,467 shares of Common Stock issuable upon exercise of options granted to directors under the Company's Nonemployee Directors Option Plan; (iv) 40,850 shares of Common Stock issuable upon exercise of options granted to former directors of Executive Re; and (v) any shares of Common Stock issuable pursuant to the Company's Stock Incentive Plan and Performance Share Plan.


(2) The above data reflect retirement of the Class B Common Stock, which took effect May 10, 1996.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Shares by the Selling Stockholder. If the Underwriters' over-allotment option is exercised (see "Underwriting"), any net proceeds received by the Company with respect to such exercise will be used for general corporate purposes.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following selected consolidated financial data as of March 31, 1996 and 1995 and for each of the three-month periods ended March 31, 1996 and 1995 have been derived from unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of such financial information for those periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The consolidated financial data as of December 31, 1995, 1994, 1993, 1992 and 1991 and for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Consolidated Financial Statements of the Company and related notes incorporated by reference herein.

                                     THREE MONTHS ENDED
                                          MARCH 31,                      YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1996       1995       1995       1994       1993       1992       1991
                                         (UNAUDITED)  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Gross premiums written.............  $ 57,682   $ 35,633   $210,640   $130,199   $ 84,255   $ 82,667   $ 75,303
Net premiums written...............    38,851     25,470    145,121    108,285     70,519     74,605     72,903
Net premiums earned................    33,913     25,287    116,434     94,961     69,014     71,926     68,994
Net investment income..............     7,375      6,284     26,706     22,497     20,475     19,702     16,431
Net realized capital gains
  (losses).........................       954       (449)     1,588       (455)     1,964        869        536
Equity in earnings of ERMA.........        --         --         --         --      2,707      2,736      2,710
Other income (loss)................        92        102         83         82       (364)        --         --
                                      -------    -------    -------    -------    -------
         Total revenues............    42,334     31,224    144,811    117,085     93,796     95,233     88,671
Loss and loss adjustment
  expenses.........................    22,894     17,058     78,530     64,171     46,640     51,427     48,736
Policy acquisition costs...........     6,744      4,880     21,931     18,723     18,613     18,535     17,871
General and administrative costs...     3,168      2,354     10,730      8,890      8,749      6,409      4,912
Long-term incentive compensation...       187        420      1,458      1,009      1,100         --         --
Interest expense...................       578        471      2,022      1,519      1,421      1,420      1,931
                                      -------    -------    -------    -------    -------
         Total expenses............    33,571     25,183    114,671     94,312     76,523     77,791     73,450
                                      -------    -------    -------    -------    -------
Income before income taxes.........     8,763      6,041     30,140     22,773     17,273     17,442     15,221
Income tax expense.................     1,538        743      4,854      3,533      2,360      2,870      2,442
                                      -------    -------    -------    -------    -------
Income before cumulative effect of
  change in accounting for
  income taxes.....................     7,225      5,298     25,286     19,240     14,913     14,572     12,779
Cumulative effect of change in
  accounting for income taxes......        --         --         --         --         --      1,387         --
                                      -------    -------    -------    -------    -------
Net income.........................  $  7,225   $  5,298   $ 25,286   $ 19,240   $ 14,913   $ 15,959   $ 12,779
                                      =======    =======    =======    =======    =======
Earnings per common and common
  equivalent share(1)..............  $   0.60   $   0.45   $   2.11   $   1.80   $   3.53   $   3.44   $   2.96
                                      =======    =======    =======    =======    =======
Weighted average shares
  outstanding......................    12,028     11,747     11,956     10,108      3,128      3,120      3,110
Earnings per common share--assuming
  full dilution(1).................  $   0.60   $   0.45   $   2.11   $   1.69   $   1.69   $   1.66   $   1.49
                                      =======    =======    =======    =======    =======
Weighted average shares
  outstanding-- assuming full
  dilution.........................    12,061     11,819     11,978     11,365      9,238      9,230      9,220
BALANCE SHEET DATA:
Cash and invested assets...........  $531,668   $454,994   $549,852   $431,849   $371,596   $319,773   $264,648
Total assets(2)....................   687,469    550,912    687,837    516,747    420,382    361,149    308,124
Long-term debt.....................    70,000     25,000     25,000     25,000     25,000     25,000     25,000
Stockholders' equity (2)...........   105,017    146,029    177,725    130,854    114,837     92,473     80,778

                                        THREE MONTHS
                                            ENDED
                                          MARCH 31,                      YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1996       1995       1995       1994       1993       1992       1991
                                         (UNAUDITED)  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
Loss ratio.........................      67.5%      67.5%      67.4%      67.6%      67.6%      71.5%      70.6%
Expense ratio......................      29.2       28.6       28.1       29.1       39.6       34.7       33.1
                                      -------    -------    -------    -------    -------
Combined ratio.....................      96.7%      96.1%      95.5%      96.7%     107.2%     106.2%     103.7%
                                      =======    =======    =======    =======    =======
Ratio of net premiums written to
  statutory surplus(3)(4)..........       1.4x       1.1x       1.2x       1.0x       0.7x       0.8x       0.8x
Statutory surplus(3) (at end of
  period)..........................  $112,727   $105,583   $121,465   $107,401   $ 94,445   $ 91,689   $ 89,866
Operating margin(5)................      20.3%      22.0%      21.3%      21.1%      19.3%      19.3%      18.9%
Ratio of debt to total
  capitalization...................      40.0       14.6       12.3       16.0       17.9       21.3       23.6

- ---------------
(1) Per share information is based on income before cumulative effect of change in accounting for income taxes. Earnings per common and common equivalent share and earnings per common share--assuming full dilution based on net income were $3.88 and $1.81, respectively, for the year ended December 31, 1992.

(2) For the three months ended March 31, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively, includes $9.9 million, $5.5 million, $15.4 million, ($3.3) million and $12.4 million, net of deferred taxes, in total assets and stockholders' equity from unrealized gains (losses) pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(3) Statutory data has been derived from the financial statements of the Insurance Subsidiaries prepared in accordance with SAP.

(4) Ratios of net premiums written to statutory surplus are calculated on a rolling twelve month basis.

(5) Consists of income before income taxes, excluding interest expense, realized capital gains (losses) and certain non-recurring expenses, divided by total revenues, excluding realized capital gains (losses).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto incorporated by reference herein.

GENERAL

     Management's discussion and analysis of financial condition and results of operations compares certain financial results for the quarter ended March 31, 1996 with the corresponding period for 1995 and for the year ended December 31, 1995 with the corresponding periods for 1994 and 1993. The results of the Company from and after January 1 1994 include the consolidated results of ERMA, ERII and ERSIC. The Company's results also include its 50% interest in UPEX, a French insurance underwriting agency which is a joint venture between the Company and Union des Assurances de Paris--Incendie-Accidents. This investment is reported using the equity method of accounting. In addition, the Company's 1995 and 1996 results include Executive Risk N.V. ("ERNV"), a Dutch insurance company incorporated in May 1995 in the Netherlands under the ownership of Executive Re. The Company's 1993 results include the consolidated results of Executive Re and its subsidiaries.

     Prior to January 1, 1994, Executive Re and AC&S had 30% and 70% ownership interests, respectively, in ERMA, a general partnership which functions as the underwriting manager for substantially all D&O written by AC&S in the United States and for all insurance written by ERII and ERSIC. On January 1, 1994, the Company, Executive Re and AC&S consummated a restructuring and exchange (the "Transaction"), as discussed in Note 3 of Notes to Consolidated Financial Statements of the Company, under which AC&S assigned its 70% interest in ERMA to the Company in exchange for (a) 1,225,000 shares of Common Stock, (b) 1,225,000 shares of Class B Common Stock and (c) an option to purchase 100,000 shares of Common Stock at a price of $12 per share. As part of the restructuring, Executive Re became a subsidiary of ERI.

     On March 22, 1996, the Company entered into the Stock Purchase Agreement with AC&S and AL&C. Under the Stock Purchase Agreement, the Company purchased, on March 26, 1996 (the "Closing Date"), a total of 2,511,300 shares of its capital stock from AC&S (consisting of 1,286,300 shares of Common Stock and all of the 1,225,000 outstanding shares of Class B Common Stock). The purchase price paid by the Company for the stock purchase was $29.875 per share (the "Purchase Price"), or approximately $75 million in the aggregate. The Purchase Price is subject to upward adjustment under certain circumstances. In summary, if within six months of the Closing Date, (i) the Company and any third party shall enter into an agreement under which such third party will acquire 30% or more of the Company's outstanding Common Stock, or (ii) any third party shall have publicly announced a tender offer which results in such third party's acquisition of 30% or more of the Company's outstanding Common Stock (in either case, a "30% Transaction"), then the Company shall pay to AL&C an amount in cash which is equal to 2,511,300 times the excess, if any, of the price per share paid by such third party over the Purchase Price (the "Excess Per Share Price"). If the Company and any third party shall enter into any such agreement, or any third party shall have publicly announced such a tender offer, with respect to a 30% Transaction during the second six months following the Closing Date, the Company shall pay AL&C an amount in cash which is equal to 1,883,475 times the Excess Per Share Price, or 75% of the amount which would have been payable with respect to such an agreement entered into, or tender offer announced, during the first six-month period.

     In connection with the Stock Purchase Agreement, the Company obtained a $70 million senior credit facility arranged through The Chase Manhattan Bank (National Association), the proceeds of which have been used as follows: $38 million to partially finance the Repurchase Transaction, $25 million to refinance the Company's existing bank debt and $7 million for general corporate purposes. In connection with the credit facility, the Company has pledged the stock of its direct subsidiary, Executive Re, and Executive Re has pledged the stock of its direct subsidiary, ERII.

     On April 2, 1996, Travelers acquired AC&S from its parent, AL&C. The Company's contractual relationship with AC&S is not terminable as a result of the closing of the Travelers acquisition of AC&S. The Company's agreements with AC&S (see Note 4 of Notes to Consolidated Financial Statements of the

Company) provide that absent certain extraordinary events or mutual consent of the parties, such relationship is terminable no earlier than December 31, 1999. Moreover, increasingly, the Company is writing business on the policies of its own Insurance Subsidiaries. Consequently, management does not believe that the Travelers acquisition of AC&S will have a material adverse effect on the Company, its business or prospects.

     The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Abnormally high severity or frequency of claims in any period could have a material adverse effect on the Company. Also, reevaluations of the Company's loss reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. Additionally, the insurance industry is highly competitive. The Company competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing, management resources and experience than the Company, and it may compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer, and ratings assigned by independent rating organizations (including A.M. Best and S&P). ERII and ERSIC's current pooled rating from A.M. Best is "A (Excellent)." ERII and ERSIC's current pooled claims-paying ability rating from S&P is "A+ (Good)." These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors.

RESULTS OF OPERATIONS

  QUARTERS ENDED MARCH 31, 1996 AND 1995

     Gross premiums written increased by $22.1 million, or 62%, to $57.7 million in the first quarter of 1996 from $35.6 million in the first quarter of 1995. The increase was due in part to growth in domestic and international D&O and miscellaneous professional liability E&O. Also contributing to the rise in gross premiums written was the Company's ability to issue ERII and ERSIC D&O policies, rather than AC&S policies, to both new and renewing insureds. Converting insureds to ERII or ERSIC policies from AC&S policies results in the Company receiving 100% of the gross premiums written (and ceding 12.5% to AC&S) as compared to receiving 50% when reinsuring AC&S' risks. In the first quarter of 1996, $40.7 million of gross D&O premiums written were issued on ERII and ERSIC policies as compared to $6.4 million in the first quarter of 1995. As approximately one-third of the increase in gross premiums written was attributable to conversions from AC&S policies to ERII and ERSIC policies, it is unlikely that the rate of growth achieved in the first quarter of 1996 can be sustained in future periods.

     Ceded premiums increased $8.6 million, or 85%, to $18.8 million in the first quarter of 1996 from $10.2 million in the first quarter of 1995. The rise in ceded premiums was due principally to an increase in direct premium volume, a portion of which is ceded to reinsurers under the Company's various D&O and E&O treaties.

     As a result of the foregoing, net premiums written increased $13.4 million, or 53%, to $38.9 million for the quarter ended March 31, 1996 from $25.5 million for the quarter ended March 31, 1995. Over the same periods, net premiums earned increased to $33.9 million from $25.3 million.

     Net investment income increased by $1.1 million, or 17%, to $7.4 million for the quarter ended March 31, 1996 from $6.3 million for the quarter ended March 31, 1995. This increase resulted principally from growth in invested assets from $445.9 million at March 31, 1995 to $509.9 million at March 31, 1996. The nominal portfolio yield of the fixed maturity portfolio at March 31, 1996 was 6.04%, compared to 6.24% at March 31, 1995. The tax equivalent yields on the fixed maturity portfolio were 8.22% and 8.53% for these periods, respectively.

     The Company's net realized capital gains were $1.0 million in the first quarter of 1996, as compared to net realized capital losses of $0.4 million in the first quarter of 1995. In the first quarter of 1996, capital gains were realized from the sale of the fixed maturity portfolios of ERI and Executive Re to provide available cash for the Repurchase Transaction.

     Loss and loss adjustment expenses ("LAE") increased by $5.8 million, or 34%, from $17.1 million in the first quarter of 1995 to $22.9 million in the comparable period of 1996 due to higher premiums earned. The Company's loss ratio was 67.5% in both the first quarter of 1996 and the first quarter of 1995. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its unpaid loss and LAE reserves for prior report years by $1.5 million, or $0.08 per share on a fully diluted basis, in the first quarter of 1996. In the first quarter of 1995, the Company reduced its unpaid loss and LAE reserves for prior report years by $1.1 million, or $0.06 per share on a fully diluted basis. There can be no assurance that reserve adequacy reevaluations in the future will produce similar reserve reductions and net income increases in future quarters.

     Policy acquisition costs increased by $1.8 million, or 38%, to $6.7 million for the quarter ended March 31, 1996 from $4.9 million for the quarter ended March 31, 1995. The Company's ratio of policy acquisition costs to net premiums earned increased from 19.3% in the first quarter of 1995 to 19.9% in the first quarter of 1996. The increase in the acquisition cost ratio was attributable to both higher commission amounts paid to brokers and increased compensation and related expenses incurred in hiring additional underwriting staff to support the growth in the Company's business, partially offset by the savings achieved by paying less in override commissions to AC&S as a result of converting D&O insureds from AC&S policies to ERII and ERSIC policies.

     General and administrative ("G&A") expenses increased $0.8 million, or 35%, to $3.2 million in the first quarter of 1996 from $2.4 million in the first quarter of 1995 due largely to increased compensation and related costs associated with the growth of the business. The ratio of G&A costs to net premiums earned was 9.3%, unchanged from the year earlier period.

     The GAAP combined ratio increased to 96.7% in the first quarter of 1996 from 96.1% in the first quarter of 1995. The increase of 0.6 percentage points was attributable to the increase in the policy acquisition cost ratio as discussed above. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income, capital gains and interest expense. A company with a combined ratio exceeding 100% can still be profitable due to such factors as investment income and capital gains realized.

     Interest expense of $0.6 million for the first quarter of 1996 and $0.5 million for the first quarter of 1995 was attributable principally to the outstanding balances under the Company's bank credit agreement. The outstanding balances were $25 million for the quarter ended March 31, 1995, $25 million from January 1, 1996 through March 26, 1996 and $70 million from March 26 through March 31, 1996. Interest expense will increase in future quarters as a result of the increase in the credit facility obtained in connection with the Repurchase Transaction. See "-- Liquidity and Capital Resources."

     Income tax expense increased $0.8 million, or 107%, from $0.7 million in the first quarter of 1995 to $1.5 million in the first quarter of 1996. The Company's effective tax rate increased from 12.3% to 17.5% for the same periods. The increase in the effective tax rate was due to an increase in the Company's state tax liability and growth in pre-tax income outpacing the increase in tax-exempt investment income.

     As a result of the factors described above, the Company's net income for the first quarter of 1996 increased $1.9 million, or 36%, to $7.2 million, or $0.60 per share on a fully diluted basis, from $5.3 million, or $0.45 per share on a fully diluted basis, in the first quarter of 1995.

  YEARS ENDED DECEMBER 31, 1995 AND 1994

     Gross premiums written increased by $80.4 million, or 62%, to $210.6 million in 1995 from $130.2 million in 1994. The increase was partially due to growth in sales in all of the Company's key lines of business, including domestic and international D&O, and lawyers professional liability and miscellaneous professional liability E&O. Also contributing to the rise in gross premiums written was the Company's ability to issue ERII and ERSIC D&O policies, rather than AC&S policies, to both new and renewing insureds. Converting an insured to ERII or ERSIC from AC&S results in the Company receiving 100% of the gross premiums written (and generally ceding 12.5% to AC&S) as compared to receiving 50% when reinsuring AC&S's risks. In 1995, $99.0 million of gross D&O premiums written were issued on ERII and ERSIC policies as compared to $7.2 million in 1994. Since approximately one-third of the increase in gross premiums written was attributable to conversions from AC&S policies to ERII and ERSIC policies, it is unlikely that the rate of growth achieved in 1995 can be sustained in 1996.

     Ceded premiums increased $43.6 million, or 199%, to $65.5 million in 1995 from $21.9 million in 1994. The rise in ceded premiums was partly attributable to increased coverage purchased in 1995 under the Company's D&O reinsurance arrangement to 100% of losses incurred in excess of $2.5 million up to a limit of $10 million, subject to aggregate limits and other restrictions. In 1994, the D&O reinsurance coverage purchased provided for 20% reinsurance protection on losses incurred in excess of $2.5 million up to a limit of $10 million, subject to aggregate limits and other restrictions. Also contributing to the rise in ceded premiums was the increase in quota share reinsurance under the Company's various other D&O and E&O treaties, resulting from an increase in direct premium volume. The D&O excess of loss reinsurance coverage purchased in 1995 has been renewed for 1996 under similar terms and conditions.

     As a result of the foregoing, net premiums written increased $36.8 million, or 34%, to $145.1 million in 1995 from $108.3 million in 1994. Over the same periods, net premiums earned increased to $116.4 million from $95.0 million.

     Net investment income increased by $4.2 million, or 19%, to $26.7 million in 1995 from $22.5 million in 1994. This increase resulted principally from growth in the Company's investment portfolio, measured on an amortized cost basis, from $436.5 million at December 31, 1994 to $520.9 million at December 31, 1995, partially offset by a slight decline in investment yields. The Company's equity investment balances were $26.1 million and $24.3 million at December 31, 1995 and 1994, respectively, and the cash and short-term investment balances were $20.2 million and $24.6 million, respectively, for the same periods. The Company manages its portfolio on a total return basis, and, as such, its investments in equity securities are made for their perceived superior return potential over the long term. Growth in invested assets resulted primarily from strong cash flows from insurance operations. The nominal portfolio yield of the fixed maturity portfolio at December 31, 1995 was 6.09%, as compared to 6.13% at December 31, 1994. The tax-equivalent yields on the fixed maturity portfolio were 8.25% and 8.56% for these periods, respectively. See "--Liquidity and Capital Resources."

     The Company's net realized capital gains were $1.6 million in 1995, as compared to net realized capital losses of $0.5 million in 1994. During the second quarter of 1995, the Company realized a $2.8 million gain resulting from the acquisition by USF&G Corporation ("USF&G") of Discover Re Managers, Inc. ("Discover Re"), of which the Company was a stockholder. In connection with this transaction, a stock-for-stock swap of Discover Re stock for USF&G stock occurred as well as the receipt and simultaneous exercise by the Company of a warrant to purchase USF&G stock. In December 1995, the Company sold its entire position in USF&G stock. See "-- Liquidity and Capital Resources" and Note 6 of Notes to Consolidated Financial Statements of the Company. Partially offsetting the gain were net realized capital losses from fixed maturities sold in order to increase the portfolio's tax-equivalent yield.

     Loss and LAE increased $14.3 million, or 22%, to $78.5 million in 1995 from $64.2 million in 1994 due to higher premiums earned. The Company's loss ratio declined slightly to 67.4% in 1995 from 67.6% in 1994. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its unpaid loss and LAE reserves in 1995 for prior report years by approximately $5.2 million. In 1994, the Company reduced its unpaid loss and LAE reserves for prior report years by approximately $4.1 million. These reductions produced corresponding increases in the Company's net income of approximately $3.4 million, or $0.28 per share, in 1995 and $2.7 million, or $0.24 per share, in 1994. There is no assurance that reserve adequacy reevaluations will produce similar reserve reductions and net income increases in the future.

     Policy acquisition costs increased $3.2 million, or 17%, to $21.9 million in 1995 from $18.7 million in 1994. The Company's ratio of policy acquisition costs to net premiums earned declined to 18.8% in 1995 from 19.7% in 1994. The decrease in the acquisition cost ratio was primarily due to savings achieved by paying less in override commissions to AC&S as a result of successfully converting D&O insureds from AC&S to ERII and ERSIC policies.

     G&A expenses increased $1.8 million, or 21%, to $10.7 million for the year ended December 31, 1995, as compared to $8.9 million for the year ended December 31, 1994. The increase in G&A costs was due largely to increased compensation, benefit and related overhead costs associated with new employees hired to support the growth in premium volume. The ratio of G&A costs to net premiums earned remained relatively stable at 9.3% in 1995 versus 9.4% in 1994.

     As a result of the declines in the aforementioned ratios, the Company's GAAP combined ratio decreased to 95.5% in 1995 from 96.7% in 1994. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income, capital gains and interest expense. A company with a combined ratio exceeding 100% can still be profitable due to such factors as investment income and capital gains realized.

     Long-term incentive compensation in 1995 and 1994 of $1.5 million and $1.0 million, respectively, consisted of non-cash charges to earnings for the value of the stock option element of the IPO Stock Compensation Plan ("IPO Plan"). See
Note 7 of Notes to Consolidated Financial Statements of the Company for a further discussion of the IPO Plan.

     Interest expense was incurred principally on the outstanding balance of $25 million under the Company's bank credit agreement. Interest expense increased by $0.5 million, or 33%, to $2.0 million in 1995 as compared to $1.5 million in 1994, due primarily to higher interest rates and a higher average outstanding balance on the debt during 1995. See "-- Liquidity and Capital Resources" and
Note 5 of Notes to Consolidated Financial Statements of the Company.

     Income tax expense increased $1.4 million, or 37%, to $4.9 million for the year ended December 31, 1995, as compared to $3.5 million for the year ended December 31, 1994. The Company's effective tax rate increased slightly to 16.1% in 1995 from 15.5% in 1994. The increase in the effective tax rate was due principally to growth in pre-tax income outpacing the increase in tax-exempt investment income. See Note 10 of Notes to Consolidated Financial Statements of the Company.

     As a result of the factors described above, net income increased $6.1 million, or 31%, to $25.3 million, or $2.11 per fully diluted share, in 1995 from $19.2 million, or $1.69 per fully diluted share, in 1994.

  YEARS ENDED DECEMBER 31, 1994 AND 1993

     Gross premiums written increased by $45.9 million, or 55%, from $84.3 million in 1993 to $130.2 million in 1994. This growth was due primarily to a $19.2 million increase in E&O premiums and an $18.0 million increase in D&O premiums assumed from AC&S, principally in the commercial and not-for-profit markets. Additionally, in 1994, the Company began issuing its own D&O policies. Total D&O gross premiums written directly by ERII and ERSIC were $7.2 million.

     Ceded premiums rose $8.2 million, or 60%, from $13.7 million in 1993 to $21.9 million in 1994. This increase was due to increased cessions primarily on E&O as a result of higher writings, partially offset by a reduction in reinsurance coverage purchased on the D&O business. In 1994, the D&O reinsurance coverage purchased provided for 20% reinsurance protection on losses incurred in excess of $2.5 million up to a limit of $10 million, subject to aggregate limits and other restrictions.

     As a result of the foregoing, net premiums written increased $37.8 million, or 54%, from $70.5 million in 1993 to $108.3 million in 1994. Over the same period, net premiums earned increased from $69.0 million to $95.0 million.

     Net investment income increased by $2.0 million, or 10%, from $20.5 million in 1993 to $22.5 million in 1994. This increase resulted from growth in the Company's investment portfolio, measured on an amortized cost basis, from $352.8 million at December 31, 1993 to $436.5 million at December 31, 1994, partially offset by a higher concentration of the portfolio in equities and short-term investments, both of which provide for lower yields. The Company's equity balances were $24.3 million and $1.1 million, at December 31, 1994 and 1993, respectively, and the cash and short-term investment balances were $24.6 million and $6.9 million, respectively, for the same periods. Growth in invested assets resulted primarily from increased cash flow from the ownership of ERMA and insurance operations, as well as proceeds received from the IPO. The nominal portfolio yield of the fixed maturity portfolio at December 31, 1994 was 6.13% as compared to 6.21% at December 31, 1993. The tax-equivalent yields on the fixed maturity portfolio were 8.56% and 8.28% for these periods, respectively. See "-- Liquidity and Capital Resources."

     The Company's net realized capital losses were $0.5 million in 1994 versus net realized capital gains of $2.0 million in 1993. The 1994 losses resulted primarily from the sale of fixed maturity investments sold to increase the portfolio's tax-equivalent yield while also utilizing capital loss carrybacks.

     As a result of the Transaction described above and in Note 3 of Notes to Consolidated Financial Statements of the Company, ERMA's 1994 financial position and results of operations were consolidated with those of the Company. Equity in earnings of ERMA in 1993 of $2.7 million represented the Company's proportionate interest in the results of operations of ERMA using the equity method of accounting.

     Loss and LAE increased $17.6 million, or 38%, from $46.6 million in 1993 to $64.2 million in 1994 due to higher premiums earned. The Company's loss ratio remained unchanged at 67.6% from 1993. In 1994, the Company reduced its unpaid loss and LAE reserves for prior report years by approximately $4.1 million. In 1993, the Company reduced its unpaid loss and LAE reserves for prior report years by approximately $3.0 million. These reductions produced corresponding increases in the Company's net income of approximately $2.7 million, or $0.24 per share, and $2.0 million, or $0.21 per share, in 1994 and 1993, respectively.

     Policy acquisition costs increased $0.1 million, or 1%, from $18.6 million in 1993 to $18.7 million in 1994. The Company's acquisition expense ratio declined from 26.9% in 1993 to 19.7% in 1994. The decline was attributable to the benefits of ERMA's net revenues realized from the agency agreements between AC&S and ERMA entered into on January 1, 1994 in connection with the Transaction, which were substantially accounted for as a reduction in the Company's policy acquisition costs.

     G&A expenses increased $0.2 million, or 2%, from $8.7 million in 1993 to $8.9 million in 1994. The increase in expenses was due to increased regulatory and pension costs, and certain G&A costs incurred by ERMA, offset partially by a portion of ERMA's G&A revenues not related to policy acquisition. Additionally, 1993 G&A expenses included one-time legal and consulting services of $1.0 million related to the Transaction. The G&A expense ratio declined from 12.7% in 1993 to 9.4% in 1994.

     As a result of the decline in policy acquisition expense and G&A expense ratios, the Company's GAAP combined ratio decreased to 96.7% in 1994 from 107.2% in 1993.

     Long-term incentive compensation in 1994 of $1.0 million consisted of a non-cash charge to earnings for the value of the stock option element of the IPO Plan. In 1993, the $1.1 million of long-term incentive compensation consisted of a one-time cash amount paid to participants in the IPO Plan in recognition of their efforts in connection with the closing of the Transaction and in consideration of their waiver of rights to receive the cash portion of compensation payable under the IPO Plan. See Note 7 of Notes to Consolidated Financial Statements of the Company.

     Interest expense increased $0.1 million, or 7%, from $1.4 million in 1993 to $1.5 million in 1994 and was primarily attributable to the outstanding balance on the Company's bank credit agreement. See "-- Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements of the Company.

     Income tax expense increased by $1.1 million, or 50%, from $2.4 million in 1993 to $3.5 million in 1994. The Company's effective tax rate increased to 15.5% in 1994 from 13.7% in 1993. The increase in the effective tax rate was due in part to growth in pre-tax income exceeding growth in tax-exempt investment income and an increase in the Company's state tax liability. See Note 10 of Notes to Consolidated Financial Statements of the Company.

     As a result of the factors described above, net income increased $4.3 million, or 29%, from $14.9 million in 1993 to $19.2 million in 1994. Fully diluted earnings per share were unchanged at $1.69 for both 1994 and 1993, as net income gains were offset by the dilutive effects of the Transaction and the IPO.

LIQUIDITY AND CAPITAL RESOURCES

     ERI is a holding company, the principal asset of which is equity in its subsidiaries. ERI's cash flows depend primarily on dividends and other payments from its subsidiaries. ERI's sources of funds consist primarily of premiums received by the insurance subsidiaries, revenues received by ERMA under insurance agency arrangements, investment income, and proceeds from the sales and redemptions of investments. Funds are utilized principally to pay claims and operating expenses, to purchase investments, and to pay interest and principal under the Company's bank indebtedness.

     Cash flows from operating activities were $24.8 million for the quarter ended March 31, 1996 and $4.3 million for the quarter ended March 31, 1995. The increase in operating cash flows resulted from the increase in net premiums received resulting from higher net premiums written. In addition, the Company settled fewer losses in the first quarter of 1996 than anticipated. These losses could be settled in future quarters, depressing net cash flows in future periods.

     Cash flows from operating activities were $86.0 million, $78.7 million and $37.0 million for 1995, 1994 and 1993, respectively. The increase in operating cash flows in 1995 resulted principally from the increase in net premiums received resulting from the increase in net premiums written. The Company settled fewer losses than anticipated in 1995. Those losses that were not settled in 1995 could be settled in 1996, depressing net cash flows in 1996. Rising loss payments are expected of a maturing professional liability underwriter. The primary components of the cash flow increase in 1994 over 1993 were increased net premiums received coupled with lower than anticipated loss payments.

     The Company believes that it has sufficient liquidity to meet its anticipated insurance obligations as well as its operating and capital expenditure needs. Consistent with the Company's emphasis on total return, the Company's investment strategy emphasizes quality, liquidity and diversification. With respect to liquidity, the Company considers liability durations, specifically loss reserves, when determining investment maturities. In addition, maturities have been staggered to produce a pre-planned pattern of cash flows for purposes of loss payments and reinvestment opportunities. Average investment duration of the fixed maturity portfolio at March 31, 1996 and December 31, 1995, 1994 and 1993 was approximately 4.5, 4.6, 4.1 and 3.4 years, respectively, as compared to an expected loss reserve duration of 4.5 to 5.5 years. The Company's short-term investment pool was $30.1 million (5.7% of the total investment portfolio) at March 31, 1996, $20.2 million (3.7%) at December 31, 1995 and $24.6 million (5.7%) at December 31, 1994. The short-term investment pool was increased in the first quarter to generate a funding source for the initiation of an allocation to mortgage and asset backed securities, which began early in the second quarter of 1996. The 1995 decrease in the short-term investment pool was due to the purchase of fixed maturity investments acquired for the purpose of enhancing investment yields. Cash and publicly traded fixed income securities constituted 94.3% of the Company's total investment portfolio at December 31, 1995.

     The Company's entire investment portfolio is classified as available for sale under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and is reported at fair value, with the resulting unrealized gains or losses included as a separate component of stockholders' equity until realized. Due to a rise in interest rates, the market value of the portfolio at March 31, 1996 was 103% of amortized cost versus 105% of amortized cost at December 31, 1995. At March 31, 1996 and December 31, 1995, stockholders' equity was increased by $9.9 million and $15.4 million, respectively, to record the Company's fixed maturity investment portfolio at fair value. Due to a decline in interest rates, the market value of the portfolio at December 31, 1995 was 105% of amortized cost versus 99% of amortized cost at December 31, 1994. The overall increase in the market value of the portfolio resulted in an increase to stockholders' equity at December 31, 1995 of $19.2 million, net of deferred taxes. At December 31, 1994, stockholders' equity was decreased by $4.0 million, net of deferred taxes, to record the Company's investment portfolio at fair value. At March 31, 1996 and December 31, 1995, the Company owned no derivative instruments, except for certain mortgage and other asset backed securities and an interest rate swap agreement which was used to effectively convert a portion of its floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future income. The Company owned no derivative instruments at December 31, 1994.

     Until November 9, 1994, the Company had a credit agreement to borrow up to $25 million, of which $25 million was outstanding during 1993 and through April 1994. An amortization payment of $5 million was made during May 1994. On November 9, 1994, the Company entered into an agreement to replace the loan with a $50 million credit facility. That facility consisted of a term loan of $25 million, as well as an additional $25 million of borrowing capacity which was available to the Company during 1995, but not drawn on, under a revolving credit facility. At December 31, 1995, there was $25 million of senior indebtedness outstanding under this facility.

     On March 26, 1996, the Company repaid the previous bank indebtedness with a portion of the proceeds of the $70 million senior credit facility, which was arranged through The Chase Manhattan Bank (National Association) ("Chase"). In addition, the Company has secured through Chase a $25 million revolving credit facility. The Company has no current plans to draw funds under the revolving credit facility. Interest accrues on principal balances outstanding under the term loan and revolving credit facility at a rate per annum equal to (a) the higher of (i) the federal funds rate plus a stipulated percentage and (ii) Chase's prime rate or, (b) for London Interbank Offered Rate ("LIBOR") based loans, LIBOR plus a stipulated percentage over LIBOR (the "Margin") based on the Company's debt-to-capital ratio and its then effective S&P claims-paying ability rating. With respect to $25 million of indebtedness, the Company currently has in place an interest rate swap agreement that effectively converts a floating interest rate to a semi-fixed interest rate. In addition, the Company has agreed, under the Term Loan Agreement, that within 120 days from the closing of the term loan, it will enter into an interest rate protection agreement providing interest rate protection for an aggregate notional amount equal to at least 50% of the principal outstanding under the term loan. The Company is required to make principal payments on the term loan beginning in November 1997 and at 6-month intervals thereafter, in the respective amounts of $5 million, $5 million, $6 million, $6 million, $7 million, $7 million, $8 million, $8 million, $9 million and $9 million, respectively. The terms of the credit agreements for the term loan and the revolving credit facility require, among other things, that the Company maintain certain defined minimum consolidated net worth and combined statutory surplus levels, and certain debt leverage, premiums-to-surplus and fixed charge ratios, and place restrictions on the payment of dividends, the incurrence of additional debt, the sale of assets, the making of acquisitions and the incurrence of liens. At March 31, 1996, there was $70 million outstanding under this facility.

     On May 1, 1995, the Company and Chase entered into an equity swap transaction for the Company's equity holdings in USF&G. The terms of the swap provided that the Company was entitled to receive an interest rate of 4.84%, based upon a notional amount of $3.9 million, in return for providing Chase with the total return accruing to an owner of the Company's interest in USF&G stock over the life of the swap. The swap expired in December 1995, concurrent with the sale of the Company's USF&G equity position.

     In March of 1996 and in each of March, June, September and December of 1995, the Company paid dividends to common stockholders of record of $0.02 per share. Such common stock dividends totaled $0.2 million in the quarter ended March 31, 1996 and $0.9 million in the year ended December 31, 1995.

     ERII and ERSIC are subject to state regulatory restrictions which limit the amount of dividends payable by these companies. Subject to certain net income carryforward provisions, ERII must obtain approval of the Insurance Commissioner of the State of Delaware (and, for so long as ERII is deemed to be commercially domiciled in California, the California Insurance Commissioner) in order to pay, in any 12-month period, dividends which exceed the greater of 10% of surplus as regards policyholders as of the preceding December 31 and statutory net income less realized capital gains for the preceding calendar year. In addition, dividends may be paid by ERII only out of earned surplus. ERSIC must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay, in any 12-month period, dividends which exceed the greater of 10% of surplus with respect to policyholders as of the preceding December 31 and statutory net income for the preceding calendar year. In addition, ERSIC may not pay any dividend or distribution in excess of the amount of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Insurance Commissioner, without such Commissioner's approval. Both ERII and ERSIC are required to provide notice to the Insurance Commissioners of the States of Delaware and Connecticut, respectively, of all dividends to shareholders within five business days after declaration and at least ten days prior to payment. Additionally, Delaware and Connecticut law require that the statutory surplus of ERII or ERSIC, as applicable, following any dividend or distribution be reasonable in relation to its outstanding liabilities and adequate for its financial needs. As a company which is commercially domiciled in California, ERII is subject to these same restrictions under the laws of that state. The maximum amount payable as dividends by ERII and ERSIC in 1996, without prior approval of the applicable state insurance regulators, is $16.7 million.

OTHER

     Delaware and Connecticut, the respective states of domicile of ERII and ERSIC, impose minimum risk-based capital requirements on all insurance companies which were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital to its authorized control level risk-based capital, both as defined by the NAIC. At December 31, 1995 and 1994, the total adjusted capital (as defined by the NAIC) of ERII and ERSIC was in excess of the risk-based capital standards.

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " ("SFAS 121"), which establishes standards for recognizing and measuring the impairment of long-lived assets and related goodwill. SFAS 121 encompasses both assets to be held and used in the course of business and those assets which are held for disposal. The provisions of SFAS 121 require that such assets should be reviewed for possible impairment whenever events or changes in circumstances require that the carrying value of the asset may not be fully recoverable. An impairment loss is to be recorded when the net undiscounted estimated future cash flows to be generated by the asset are less than the asset's carrying value. This impairment loss is to be included in income from continuing operations. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company is currently reviewing the provisions of SFAS 121 and anticipates no material financial statement impact to the Company.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 defines a fair value based method of accounting for employee stock compensation plans and encourages the use of this method. However, the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," may still be utilized with supplemental pro forma disclosures of net income and earnings per share being made in the footnotes as if the provisions of SFAS 123 had been applied. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company is currently reviewing the provisions of SFAS 123 and its anticipated financial statement impact to the Company.

                                    BUSINESS

GENERAL

     ERI is a specialty insurance holding company that, through its subsidiaries, develops, markets and underwrites directors and officers liability insurance ("D&O") and other professional liability insurance products. Based on the most recently available survey of the D&O industry by Watson Wyatt Worldwide, the facility through which the Company and AC&S issue D&O is a leading underwriter of primary D&O in the United States. From 1993 to 1995, the Company's gross premiums written increased from $84.3 million to $210.6 million, while its GAAP combined ratio declined from 107.2% to 95.5%. The Company attributes this success primarily to the following factors: (i) an ability to identify and capitalize on specialty insurance opportunities, including those in underserved and new markets; (ii) increasing marketplace acceptance of the Company as a direct insurer of D&O risks by both new insureds and previous AC&S insureds; (iii) stable relationships with insureds and brokers, resulting from an emphasis on client service in marketing, underwriting and claims handling;
(iv) pricing based on risk rather than market forces; and (v) a performance-based culture, fostered by significant equity participation by the Company's executive officers and directors (currently 21% of Common Stock on a fully diluted basis).

     Historically, the Company has focused on writing D&O for domestic insureds, which accounted for 76% of gross premiums written in 1995. The Company's principal D&O insureds are commercial entities, financial institutions and not-for-profit organizations, which represented 55%, 28% and 17% of gross domestic D&O premiums written in 1995, respectively. In recent years, the Company has expanded its product line to related specialty liability insurance products, including errors and omissions liability insurance ("E&O") for lawyers and other professionals (19% of gross premiums written in 1995), international D&O through a joint venture with Union des Assurances de
Paris -- Incendie-Accidents ("UAP") (5% of gross premiums written in 1995) and fiduciary and fidelity bond coverages.

     The Company's E&O business is divided between Lawyers Professional Liability ("LPL") and Miscellaneous Professional Liability ("MPL"). Gross premiums written for LPL increased from $2.3 million in 1993 to $28.7 million in 1995. Gross premiums written for MPL grew from $1.6 million to $11.6 million during the same period. The growth of the Company's E&O business demonstrates the effectiveness of its overall strategy of identifying and serving insurance markets which the Company believes are not being effectively served by other insurers. For example, the Company identified large law firms (35 or more lawyers) as one such underserved market. In this market, extensive risk evaluation and underwriting are performed by the Company's underwriters, all of whom are attorneys formerly associated with large law firms. Additionally, the Company's MPL department has expanded the classes of businesses it insures and has formed alliances with wholesale brokers who control large blocks of E&O business. Recent additions to the Company's MPL product offerings include E&O programs for automobile insurance agents, psychologists and temporary help agencies.

     During the early 1990's, the Company perceived an opportunity to provide professional liability insurance to foreign corporations whose directors and officers are exposed to D&O risks, including, among others, risks arising in connection with U.S. securities laws. In January 1993, ERI and UAP (the largest insurance organization in France and the second largest in Europe) formed a French insurance underwriting agency, known as UAP Executive Partners ("UPEX"), in which each party has a 50% interest. UPEX is based in Paris and offers D&O policies issued by UAP, a portion of each of which is reinsured by the Company. The Company also reinsures international D&O business through its Dutch subsidiary, Executive Risk N.V., founded in May 1995 to participate in professional liability opportunities, principally in the Netherlands.

     ERI's strategy has been to position itself as a niche provider, developing specialized expertise in specific industry groups, such as financial institutions (in D&O) and large law firms (in E&O). Both D&O and E&O are typically claims-made coverages, i.e., they are designed to protect insureds against lawsuits and associated legal defense expenses with respect to liability claims first made against insureds during the policy term. In connection with D&O coverage of for-profit corporations, the most severe liabilities generally derive from lawsuits by stockholders against directors and officers for alleged failures to discharge duties to the corporation or violations of federal securities laws. In the case of not-for-profit organizations, the Company's coverage is most often implicated in employment practices litigation. E&O is offered to professionals, such as attorneys, psychologists and insurance agents, among others, where the principal source of potential claims is dissatisfied clients alleging breaches of professional standards or ethical violations. Fiduciary coverages are intended primarily to protect those who invest and administer benefit plan trusts, and fidelity bond coverages (or crime coverages) insure against losses associated with employee defalcations and dishonesty. Employment practices liability insurance, which is available to cover both the employing organization and its employees, insures against losses associated with employment claims such as sexual harassment, wrongful termination and discriminatory treatment.

MARKETS

     Directors & Officers Liability Insurance. The Company markets its D&O products in three principal sectors: Commercial Entities, Financial Institutions and Not-for-Profit Organizations. The following table shows the gross domestic D&O premiums written for each of these sectors for the periods indicated:

                                                             GROSS DOMESTIC D&O PREMIUMS
                                                                       WRITTEN
                                                          ---------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                           SECTOR                           1995         1994        1993
                                                                   (IN THOUSANDS)
    Commercial Entities.................................  $ 88,318     $ 47,993     $30,564
    Financial Institutions..............................    45,169       36,922      32,251
    Not-for-Profit Organizations........................    26,826       20,547      16,734
                                                          --------     --------     -------
              Total.....................................  $160,313     $105,462     $79,549
                                                          ========     ========     =======

     Within each of the D&O sectors, ERI has targeted and developed particular areas of expertise, a strategy that management believes has allowed ERMA and the Insurance Subsidiaries to develop and adapt their insurance products more knowledgeably and to underwrite submissions and process claims more professionally than competing companies. Management believes that such expertise, together with a strong reputation for prompt service and responsive claims handling, reduces the pressure to compete on the basis of price during a "soft market," such as that which has prevailed within the industry in recent years.

     The Commercial Entities sector focuses principally on coverages for publicly owned, mid-sized companies. With respect to larger public companies, which carry primary D&O coverage from other insurers, the Company principally writes secondary layers of insurance (called "excess insurance"). In 1993, the Company also began to focus on coverages for small commercial entities (assets under $100 million), and during 1995, a product specifically designed for the small non-public commercial entity was introduced by the Company. As with respect to other sectors, ERI's Commercial Entities D&O strategy is to develop particularized knowledge of selected sub-sectors and then utilize its underwriting expertise in adapting coverage and assessing risks. During 1995, the Commercial Entities sector underwrote approximately 1,400 policies and had an underwriting staff of 29.

     Within the Financial Institutions sector, the Company's subsidiaries maintain specializations in several sub-sectors, such as community banks (including small depository institutions under $250 million in assets), large depository institutions, mortgage bankers and broker-dealers. During 1995, the Company insured approximately 800 financial institutions, and 12 underwriters were dedicated to this sector.

     The third sector, Not-for-Profit Organizations, underwrites for a variety of not-for-profit healthcare facilities (principally hospitals) and social service/charitable organizations (such as foundations and chambers of commerce). In 1995, policies were written covering approximately 1,200 hospitals and 4,500 service/charitable organizations, with 21 underwriters assigned to the sector.

     Errors & Omissions Liability Insurance. ERMA underwrites and markets E&O, both MPL and LPL, primarily on ERII and ERSIC policy forms directly, but does offer some E&O through the Facility on AC&S forms. The MPL group was formed in 1992 and oversees the Company's basic line of non-lawyer related E&O products. The MPL group currently operates with a staff of eight underwriters and is dedicated to E&O products providing up to $5 million in coverage to a variety of professionals, including smaller to medium-sized, independent professional firms in the financial services and real estate sectors. During 1995, the Company's Insurance Subsidiaries wrote approximately 1,900 MPL policies, generating approximately $10 million in gross premiums written.

     The Company wrote its first lawyers E&O in 1990, and following a research and development program, formed the LPL underwriting group in 1993. With a staff of seven attorney-underwriters, this group underwrites E&O for larger law firms (those with 35 or more lawyers) on a primary or excess coverage basis. The Company believes that its use of experienced lawyers in the marketing and underwriting process has proven to be attractive to firms within the target market. The Company currently covers approximately 80 firms, and gross premiums written in the LPL product have grown from less than $2.5 million in 1993 to approximately $29 million for the year ended December 31, 1995. Effective January 1, 1996, the Company instituted a reinsurance program, involving a number of domestic and international reinsurance markets, and the Company markets lawyers E&O policies up to policy limits of $50 million each claim and $100 million in the aggregate per policy. See "-- Reinsurance."

     International. In January 1993, the Company entered into a joint venture agreement with UAP to write D&O for European companies. Under the UPEX joint venture agreement, the Company has agreed that it will not market D&O outside North America, except that it may offer D&O through UPEX and in countries where UPEX elects not to do business. At March 31, 1996, UPEX employed 18 persons at its offices in Paris, which included seven underwriters. UPEX offers D&O policies issued by UAP, up to a maximum $25 million policy limit, subject to certain foreign currency adjustments, and the Company has a net 15% participation in these policies. Commencing operations in November 1993, UPEX underwrote $20.7 million in gross premiums in 1995.

     The Company's Dutch subsidiary, ERNV, was founded in May 1995 to participate in professional liability opportunities, principally in the Netherlands. ERNV was formed initially to participate in a Netherlands-based D&O pool, from which it assumed approximately $385,000 in gross premiums in 1995.

     The Facility. The Insurance Subsidiaries conduct D&O business primarily through the Facility, which consists of AC&S, ERII and ERSIC, each of which can act as insurer or reinsurer, and ERMA, as the product developer, marketer and managing underwriter. Generally, where an AC&S policy is issued, 50% of gross D&O liability is ceded to ERII on a quota share basis, with other specified percentages applicable to non-D&O policies. Where an Insurance Subsidiary's policy is issued, 12.5% (as compared to 50% in 1994) of the gross D&O liability is ceded to AC&S on a quota share basis, also with other specified percentages applicable to non-D&O policies. For each reinsured policy, the reinsuring entity receives premium from the reinsured entity and is obligated to pay a ceding commission to the reinsured entity.

     The Facility arrangements permit ERMA to underwrite D&O, E&O and other specialty lines of insurance, whether issued by AC&S or the Insurance Subsidiaries. Policies that do not conform to specific underwriting guidelines are subject to volume limitations. ERMA is authorized to bind D&O coverage for AC&S and the Insurance Subsidiaries, generally up to policy limits of $20 million (up to $30 million on a case-by-case basis). Certain E&O policies may be bound through the Facility, generally up to a maximum policy limit of $25 million. In all cases, the Company's binding authority with respect to AC&S policies is subject to agreed-upon underwriting guidelines. The Agency Agreement and the Quota Share Agreement each requires a minimum two-year notice of termination. No such termination may be effective before December 31, 1999, subject to the occurrence of certain extraordinary events or mutual consent of the parties.

     Based on the most recently available survey of the D&O industry conducted by Watson Wyatt Worldwide, the Facility is a leading underwriter of primary D&O in the United States.

MARKETING

     The Company's products are distributed principally through licensed independent property and casualty brokers, excess and surplus lines brokers and licensed wholesalers. During 1995, the Company received submissions from over 4,000 brokers, and no single office of any broker organization accounted for a material portion of the 1995 gross premiums written through ERMA. The Company does not believe that it is dependent on any one broker. Improvements to the Company's product distribution system are regularly under review, and the Company has instituted a program utilizing Connecticut-based account executives who spend a significant portion of each month in assigned regions meeting with local brokerage firms. Such programs are currently effective for a number of regions, including Atlanta, Boston, Chicago, Dallas, Los Angeles and San Francisco.

     The Company's eight-person marketing staff produces a widely distributed quarterly newsletter, containing articles of interest to the D&O and E&O industry. Advertisements, articles in trade publications, seminar participations and convention sponsorships are among the other methods used to market the Company's products. Particularly in the health care D&O line, arrangements with national hospital and health care associations have been useful in presenting the Company's products to target markets. During 1995, the Company instituted certain "program administration" relationships with insurance agencies having national or regional books of E&O program business. Under such a program administration relationship, a third party entity becomes the Company's agent to underwrite and issue E&O policies within guidelines specified by the Company. Program administrators are not authorized to handle or pay claims or to bind reinsurance. As of December 31, 1995, two program administration relationships were in effect, one for automobile insurance agents E&O and one for psychologists E&O. A program administration agreement for temporary help agencies E&O was entered into in early 1996. Although the amount of business conducted through program administrators was not significant in 1995, the Company expects this business to grow in the future.

UNDERWRITING

     The Company's general underwriting philosophy stresses two essential factors: expert consideration of complex insurance submissions, including those from harder-to-insure applicants, and profitability over premium growth. Accordingly, the Company prices premiums based primarily upon specific risk exposure, including loss experience, rather than primarily upon market factors. The table below sets forth statutory loss ratios and combined ratios for the periods indicated for the Insurance Subsidiaries and the property/casualty industry.

     The Insurance Subsidiaries' specialty products business is not directly comparable to the business of the property/casualty industry as a whole.

                                                         YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------
                   SAP DATA:                   1995      1994      1993      1992      1991
    Insurance Subsidiaries
      Loss Ratio............................    67.4%     67.6%     67.6%     71.5%     73.0%
      Combined Ratio........................    90.7      97.6     102.1     102.8     102.4
    Industry(1)
      Loss Ratio............................    78.9%     81.1%     79.5%     88.1%     81.1%
      Combined Ratio(2).....................   105.0     107.1     105.7     114.6     107.6

- ------------------------------

(1) Source: For 1991 through 1994, Best's Aggregates &
    Averages--Property-Casualty; for 1995, BestWeek P/C Supplement.
(2) Excludes policyholder dividends.

     The Company emphasizes industry specialization within its underwriting staff, which includes a number of professionals with operational experience from the industries being underwritten. At December 31, 1995, ERMA had a staff of 75 underwriters, under the overall supervision of Stephen J. Sills, President, Chief Underwriting Officer and a director of the Company. In evaluating submissions, underwriters may consult with members of the Company's actuarial, claims and legal departments, as they analyze various aspects of a prospective insured's risk profile. Except with respect to the Company's higher volume, lower risk not-for-profit business (not including hospitals, where a Company-developed ratings system is utilized), submissions for D&O and E&O are underwritten on a risk-by-risk basis. All policy pricing quotes must be approved by an underwriter who has written delegated authority for the industry sub-group involved. Underwriting authorities cover various significant aspects of coverage, including maximum limits, minimum deductibles, permissible deviation from established premium rates and risk exposure. As an example, a coverage quote for a bank that failed to meet established underwriting criteria would have to be approved by the senior underwriter or, in some cases, the Chief Underwriting Officer. Producing brokers are not authorized to bind D&O coverage either for the Insurance Subsidiaries or for AC&S under the Facility. As noted above, the Company initiated during 1995 certain program administration arrangements with respect to defined E&O programs, under which producing agents may bind coverage within underwriting parameters specified by the Company.

     A large portion of policies issued through the Facility have a one-year term, although multi-year policies are becoming increasingly common. Exceptions include principally "run-off" D&O coverage, which is most often purchased to protect the directors and officers of an acquired corporation during the three to six year period following a merger or acquisition. Most submissions for renewal of an expiring policy are re-underwritten and re-priced in accordance with the standard underwriting practices and procedures, which generally do not distinguish between new and renewal policies. The underwriting guidelines are set by the respective underwriting committees of the Insurance Subsidiaries, each of which has two distinct committees. For each Insurance Subsidiary, Underwriting Committee A acts with respect to D&O and other business issued through ERMA on AC&S and Insurance Subsidiary policies. Underwriting Committee A, on which AC&S has one designee (two prior to April 1996), acts only by unanimous vote. Underwriting Committee B of each Insurance Subsidiary is comprised of Company employees and one outside director (not an AC&S designee), and it acts with respect to policies written on the Insurance Subsidiaries' own policies. The Company's Chief Underwriting Officer, Stephen J. Sills, chairs each of the Underwriting Committees. See "Business Relationship with AC&S."

CLAIMS

     Claims arising under insurance policies underwritten by the Company are managed by the Company's claims department. Because of the nature of the Company's policies and the persons covered by D&O, claims tend to be reported soon after the occurrence of a loss or an event representing a potential loss. Claims personnel are assigned to handle claims based, in part, on industry specialization. At December 31, 1995, the Claims department consisted of 23 employees, including 16 claims handlers. To assist its staff in claims management, the Company has developed a comprehensive automated electronic claim file system for administering and investigating claims, and calculating and updating case reserves.

REINSURANCE

     The Company has historically utilized reinsurance arrangements to limit the amount of risk retained under policies written or reinsured by the Insurance Subsidiaries. With respect to D&O risks, the Company has in place an excess-of-loss reinsurance treaty providing for 100% reinsurance protection (20% in 1994), subject to aggregate limits and other restrictions, on losses incurred in excess of $2.5 million up to a limit of $10 million. ERII and ERSIC also have entered into quota share reinsurance treaties with various reinsurers, covering D&O and E&O related losses, subject to certain restrictions and aggregate limits. In addition, for the Company's D&O risks assumed from UAP, ERII has entered into a quota share reinsurance treaty, with various reinsurers, which generally provides for 70% reinsurance protection on losses incurred, subject to certain restrictions and aggregate limits. Effective January 1, 1996, the LPL product is reinsured through a number of domestic and international reinsurance markets, in a program that generally limits the Company's per claim exposure to slightly under $5 million and its per policy exposure to slightly under $10 million. With respect to MPL policies, the Company has secured quota share reinsurance which generally limits its maximum loss to $1 million per claim and per policy. The Company's reinsurance programs include some exposure to syndicates at Lloyd's, which is currently undergoing a restructuring, the success or failure of which could affect syndicates' ability to meet their reinsurance obligations. In addition, the availability and cost of reinsurance arrangements are subject to prevailing market conditions, which are beyond the Company's control. As a result of these or other factors, the Company may in the future choose to revise further its reinsurance practices to increase, decrease or eliminate entirely the amount of risk it cedes to reinsurers.

RESERVES

     Both D&O and E&O policies are generally written on a claims-made policy. In many cases, several years may elapse between the reporting of the claim or covered act to the Company and the Company's payment on a related loss. The Company reflects its liability for the ultimate payment of incurred losses and LAE by establishing loss and LAE reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured events that have occurred. Reserves are estimates involving actuarial and statistical projections of the cost of the ultimate settlement and administration of claims, based on known facts and circumstances, predictions of future events, estimates of future trends in claims severity and other variable factors such as inflation and new concepts of liability. As the Company becomes aware of new information, it may refine and adjust its estimates of its ultimate liability. Actual losses and LAE paid may deviate, perhaps substantially, from estimates reflected in the Company's reserves in its financial statements.

     Since 1988, the Company has retained the services of an independent actuarial consulting firm to provide opinions regarding reserves as required for state regulatory filings. The Company intends to retain such services in the future. Although the Company believes that its reserves are adequate, there can be no assurance that ultimate loss experience will not exceed the Company's reserves, which may result in a material adverse effect on the Company's financial condition and results of operations. The following table sets forth a reconciliation of beginning and ending reserves for unpaid losses and LAE, net of reserves for reinsured losses and LAE, for the years indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1995         1994         1993
                                                                   (IN THOUSANDS)
    Reserves for losses and LAE at beginning of period,
      gross............................................  $254,758     $215,151     $188,438
    Reinsurance recoverable at beginning of period.....    (8,958)      (6,053)          --
                                                         --------     --------     --------
    Reserves for losses and LAE at beginning of period,
      net..............................................   245,800      209,098      188,438
    Provision for losses and LAE for current year
      claims...........................................    83,775       68,304       49,687
    Decrease in estimated ultimate losses and LAE for
      prior year claims................................    (5,245)      (4,133)      (3,047)
                                                         --------     --------     --------
    Total incurred losses and LAE......................    78,530       64,171       46,640
    Adjustment for foreign exchange loss on unpaid loss
      and LAE..........................................        58           27           --
    Loss and LAE payments for claims attributable to:
      Current year.....................................       792          587          142
      Prior years......................................    32,711       26,909       25,838
                                                         --------     --------     --------
    Total payments.....................................    33,503       27,496       25,980
                                                         --------     --------     --------
    Reserves for losses and LAE at end of period,
      net..............................................   290,885      245,800      209,098
    Reinsurance recoverable at end of period...........    33,531        8,958        6,053
                                                         --------     --------     --------
    Reserves for losses and LAE at end of period,
      gross............................................  $324,416     $254,758     $215,151
                                                         ========     ========     ========

     As shown above, a result of the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior-years' claims, was that in 1995 the Company reduced its unpaid loss and LAE reserves for prior-years' claims by approximately $5.2 million. The Company does not consider reserve reductions to represent a trend, and there can be no assurance concerning future adjustments of reserves, positive or negative, for prior-years' claims. The procedures used in determining appropriate reserves at December 31, 1995 were consistent with prior-year reserving methodologies.

     Except for the last six lines, the "Development of Reserves" table below presents the development of unpaid loss and LAE reserves, net of reinsurance, from 1987 through 1995. The last six lines of the table present that type of development on a "gross-of-reinsurance" basis for the periods following the Company's adoption of SFAS No. 113, "Accounting and Reporting For Reinsurance of Short-Duration and Long-

Duration Contracts," as of January 1, 1993. The top line of the table shows the reserves for unpaid losses and LAE, net of reinsurance recoverables on unpaid claims, at the end of each of the indicated years. That net reserve represents the amount of unpaid losses and LAE for claims arising in the current year and all prior years that were unpaid at the balance sheet date, including reserves for losses incurred but not reported. The upper portion of the table also shows the re-estimated amount of the previously recorded reserve based on experience as of the end of each succeeding year. The estimate changes as more information becomes known about the frequency and severity of claims for individual years.

                            DEVELOPMENT OF RESERVES

                                                                          DECEMBER 31,
                                  ---------------------------------------------------------------------------------------------
                                   1987      1988      1989       1990       1991       1992       1993       1994       1995
                                                                         (IN THOUSANDS)
Reserves for losses and LAE,
  net...........................  $11,459   $43,273   $76,277   $111,987   $157,131   $188,438   $209,098   $245,800   $290,885
Reserves re-estimated as of end
  of year:
  1 year later..................   10,990    42,140    74,787    112,710    156,773    185,391    204,965    240,555
  2 years later.................   10,345    38,653    70,708    112,333    153,726    181,258    199,720
  3 years later.................    6,886    23,846    56,919    111,178    149,593    176,013
  4 years later.................    2,801    10,057    55,764    110,597    144,348
  5 years later.................    1,619     8,899    55,183    105,352
  6 years later.................    1,635     8,916    49,938
  7 years later.................    1,635     8,916
  8 years later.................    1,635
Cumulative redundancy
  (deficiency)..................    9,824    34,357    26,339      6,635     12,783     12,425      9,378      5,245
Cumulative paid as of:
  1 year later..................  $     5   $    50   $ 1,088   $  9,491   $ 20,075   $ 25,838   $ 26,909   $ 32,711
  2 years later.................       33       449     4,815     26,321     44,814     47,270     56,823
  3 years later.................       33     1,936    17,977     44,759     61,562     73,100
  4 years later.................    1,283     2,072    26,483     56,572     78,916
  5 years later.................    1,265     2,134    31,157     68,277
  6 years later.................    1,265     4,421    38,435
  7 years later.................    1,265     4,426
  8 years later.................    1,265
Net reserve--December 31........                                                                 $209,098   $245,800   $290,885
Reinsurance recoverables........                                                                    6,053      8,958     33,531
                                                                                                 --------   --------   --------
Gross reserve--December 31......                                                                 $215,151   $254,758   $324,416
                                                                                                 ========   ========   ========
Net re-estimated reserve........                                                                  199,720    240,555
Re-estimated reinsurance
  recoverables..................                                                                    2,290      8,974
                                                                                                 --------   --------
Gross re-estimated reserve......                                                                 $202,010   $249,529
                                                                                                 ========   ========
Gross cumulative redundancy.....                                                                 $ 13,141   $  5,229
                                                                                                 ========   ========

     In the Company's early years of operation, it had little or no actual loss experience upon which to calculate reserves. As a result, its reserving methodologies were based largely on industry data. In recent years, the Company has developed data based upon its own loss experience. With this information available, the Company believes it is capable of estimating future losses, and consequently reserves, with a greater degree of accuracy than in the Company's early years of operations. As shown above, the cumulative reserve redundancies have fallen in recent years. There can be no assurance that the Company's reserves will be sufficient to cover ultimate losses.

INVESTMENTS

     The Company seeks optimum yield, consistent with what management believes is a generally conservative investment approach, as evidenced by the portfolio's quality characteristics, liquidity and diversification.

The Company has established investment guidelines and policies and oversees management of the investment portfolio through the Finance Committee of the Company's Board of Directors. All investments are reviewed periodically by the Finance Committee, and exceptional investment decisions are submitted for advance approval. In addition to the specifications in the investment policy statements, all investments of the Insurance Subsidiaries must meet the applicable state statutory requirements.

     Investments currently consist principally of U.S. Government securities, and corporate and municipal obligations, but also include asset backed securities, partnership interests and common equities (including mutual fund shares). At March 31, 1996, the Company also owned agency-issued collateralized mortgage obligations, known as planned amortization class ("PAC") bonds, with an approximate market value of $8.5 million. The PAC bonds are rated AAA and are structured such that their market values tend to be more stable than traditional mortgage backed securities in volatile interest rate environments. Investments in securities backed by the full faith and credit of the U.S. Government and U.S. Government agencies may be made without limitation. Using two new money managers, the Company intends to increase its allocation of investments to mortgage and other asset backed securities from $17.9 million at March 31, 1996 to $50 million. Mortgage backed securities may be subject to prepayment risk in periods of declining interest rates and extension risk in periods of rising interest rates. Aside from interest rate risk similar to that experienced by any fixed income investment, the Company does not believe a material risk is inherent in its allocation to mortgage backed securities relative to its earnings and liquidity. The Company's investment policies specify limitations both according to type of investment and with respect to exposure to single issuers.

     Investments in publicly-traded fixed income securities, both short- and long-term, are restricted to issues that maintain a quality rating equal or equivalent to "A" or better from S&P or Moody's Investors Service, Inc. ("Moody's"). Should an investment in the portfolio be downgraded below this rating, the investment is not necessarily sold immediately but is closely monitored for further deterioration of credit quality and the need to write down the book value of the investment. Private placements or other investments not rated by those agencies are permitted, if approved by the Finance Committee and reported to the Board of Directors.

     The following table summarizes the investment portfolio of the Company, by asset class, as of March 31, 1996.

                                                                   MARCH 31, 1996
                                                     -------------------------------------------
                                                     FAIR VALUE          COST(1)           PERCENT(2)
                                                                      (IN THOUSANDS)
    U.S. Treasury or agency securities.............   $  18,905          $ 18,931            3.6%
    Municipal securities...........................     389,420           376,342           73.2
    Corporate fixed income securities..............      44,940            43,879            8.4
    Mortgage and other asset backed securities.....      17,874            17,077            3.4
    Foreign government securities..................       1,644             1,594            0.3
                                                       --------          --------          ------
              Total fixed maturities...............     472,783           457,823           88.9
                                                       --------          --------          ------
    Equity securities..............................      28,788            21,938            5.4
    Short-term investments and cash................      30,097            30,097            5.7
                                                       --------          --------          ------
              Total investments and cash...........   $ 531,668          $509,858          100.0%
                                                       ========          ========          ======

- ------------------------------
(1) Amortized cost for fixed maturities and short-term investments.

(2) Percent of total portfolio, based on fair value.

     At March 31, 1996, the Company's publicly-traded bond portfolio did not contain any securities that were rated below investment grade. The following table sets forth the composition of the Company's publicly-traded fixed income securities, by quality rating, as of March 31, 1996.

                                                                     MARCH 31,
                                      RATINGS                         1996(1)
                (S&P/Moody's):
                  AAA/Aaa..........................................     60.2%
                  AA/Aa............................................     20.3
                  A/A..............................................     18.4
                  BBB/Baa..........................................      1.1
                                                                      ------
                          Total....................................    100.0%
                                                                      ======

- ------------------------------
(1) Based on fair value.

REGULATION

     As insurance companies, ERII and ERSIC are subject to supervision and regulation in the states in which they transact business. Such supervision and regulation, which is designed primarily for the protection of policyholders and not stockholders, relates to most aspects of an insurance company's business and includes such matters as authorized lines of business; underwriting standards; financial condition standards; licensing of insurers; investment standards; premium levels; policy provisions; the filing of annual and other financial reports prepared on the basis of SAP; the filing and form of actuarial reports; the establishment and maintenance of reserves for unearned premiums, losses and LAE; transactions with affiliates; dividends; changes in control; and a variety of other financial and nonfinancial matters. Additionally, ERMA is subject to supervision and regulation under state insurance agency laws in the states in which it does business as an insurance agent. Insurance regulatory authorities have broad administrative powers to regulate trade practices and in that connection to restrict or rescind licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents found to be in violation of applicable laws and regulations.

COMPETITION

     The insurance industry is highly competitive. ERI competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources than ERI, and it may compete with new market entrants in the future. The Company's major competitors are American International Group, Inc. and The Chubb Corporation, which the Company believes are the dominant competitors in the industry. Other competitors include ACE Limited, Associated Electric & Gas Insurance Services Limited, CNA Financial Corp., EXEL Limited, Gulf Insurance Company (a subsidiary of Travelers), Great American Insurance Company, Lloyd's syndicates, PHICO Insurance Company, Reliance Group Holdings, Inc. and Zurich-American Insurance Company. Competition is based on many factors, including the perceived financial strength of the insurer, pricing and other terms and conditions, services provided, ratings assigned by independent rating organizations (including A.M. Best and S&P), the speed of claims payment and the reputation and experience of the insurer. Ultimately, this competition could affect the Company's ability to attract business on terms having the potential to yield appropriate returns.

EMPLOYEES

     At March 31, 1996, the Company employed approximately 250 employees. None of the employees is subject to collective bargaining agreements and the Company knows of no current efforts to implement such agreements. The Company believes it has a good relationship with its employees.

                                   MANAGEMENT

     Set forth below are the names, ages and titles of the persons who are members of the Company's Board of Directors or executive officers of the Company as of the date of this Prospectus. All directors of the Company are also directors of each of the Insurance Subsidiaries.


                   NAME                      AGE   CAPACITY
LeRoy A. Vander Putten.....................  61    Chairman, Chief Executive Officer and
                                                   Director
Robert H. Kullas...........................  51    Vice Chairman, Chief Operating Officer and
                                                     Director
Stephen J. Sills...........................  47    President, Chief Underwriting Officer and
                                                     Director
Robert V. Deutsch..........................  36    Executive Vice President, Chief Financial
                                                   Officer and Chief Actuary
James A. FitzPatrick, Jr. .................  46    Secretary
Gary G. Benanav............................  50    Director
Barbara G. Cohen...........................  43    Director
John G. Crosby.............................  53    Director
Patrick A. Gerschel........................  50    Director
Peter Goldberg.............................  60    Director
Joseph P. Kiernan..........................  55    Director
Michael D. Rice............................  53    Director
Joseph D. Sargent..........................  66    Director



     Certain officers of the Insurance Subsidiaries and ERMA are as follows:



                   NAME                      AGE                   CAPACITY(1)
Anthony J. Falkowski.......................  50    Senior Vice President--Claims
James A. Roberts...........................  45    Senior Vice President--Information Services
Mark I. Rosen..............................  44    Senior Vice President--Claims and Chief
                                                   Legal Officer
Raymond Wahl...............................  48    Senior Vice President--Underwriting
David Condren..............................  37    Vice President--Underwriting(2)
John F. Kearney............................  38    Vice President--Underwriting
Jeffrey H. Koenig..........................  33    Vice President--Finance and Controller(3)
David B. Lapin.............................  36    Vice President--Underwriting
Joseph A. Sterling, Jr. ...................  51    Vice President--Administration(2)
Douglas J. Dalrymple.......................  48    Treasurer(3)


- ------------------------------

(1) Each officer listed is an officer of ERII, ERSIC and ERMA, unless otherwise specified.

(2) ERMA only.

(3) Insurance Subsidiaries only.

     LeRoy A. Vander Putten. Mr. Vander Putten has been a director of the Company since December 1986 and its Chief Executive Officer since January 1988. He also served as the Company's Chairman from January 1988 through December 1993, and he resumed the office of Chairman in August 1994. He was the Company's President from January 1988 until August 1994. Mr. Vander Putten served as Chairman, President and Chief Executive Officer of ERII beginning in January 1988 and of ERSIC beginning in November 1991.

     Robert H. Kullas. Mr. Kullas became Vice Chairman in April 1996, after serving as President since August 1994. He has served as a director of the Company, ERII and ERSIC, and as Chairman of the

Partnership Committee of ERMA, since January 1994. From January 1994 until August 1994, his title was Chairman of the Board of each of the Company, ERII and ERSIC. In August 1994 his title became President and Chief Operating Officer for each of the Company, ERII and ERSIC. Prior to joining the Company, Mr. Kullas held various financial and planning positions in the Life, Financial and Commercial Insurance Divisions at AL&C.

     Stephen J. Sills. Mr. Sills became President in April 1996 and has served as a director of the Company since December 1986. He served as Executive Vice President of the Company from November 1990 until April 1996. Mr. Sills has served as Executive Vice President of ERII and ERSIC since November 1990 and November 1991, respectively. Prior to serving as Executive Vice President, Mr. Sills served as Senior Vice President of the Company and ERII from December 1986 and April 1987, respectively. Mr. Sills has served as a director of ERII and ERSIC since February 1987 and December 1991, respectively. Mr. Sills also has served as President, and a member of the Partnership Committee, of ERMA since January 1988.

     Robert V. Deutsch. Mr. Deutsch became Executive Vice President in April 1996. From November 1990 until April 1996, he served as Senior Vice President of the Company. He has also served as Chief Financial Officer and Chief Actuary of the Company since November 1990. Mr. Deutsch has also served as Senior Vice President, Chief Financial Officer and Chief Actuary of ERII and ERSIC since November 1990 and November 1991, respectively. From June 1987 until November 1990, he served as Senior Vice President and Chief Actuary of the Company and ERII.

     James A. FitzPatrick, Jr. Mr. FitzPatrick has served as Secretary of the Company, ERII and ERSIC since August 1986, February 1987 and November 1991, respectively. He has been a partner at Dewey Ballantine since February 1989, and from January 1983 to February 1989 was a partner at LeBoeuf, Lamb, Leiby & MacRae.

     Gary G. Benanav. Mr. Benanav has served as a director of the Company and of ERII since April 1988 and as a director of ERSIC since December 1991, and has been a member of the Partnership Committee of ERMA since January 1994. He is currently an independent consultant, having served as Executive Vice President of AL&C and head of AL&C's property/casualty lines from December 1993 until April 1996. From April 1992 through December 1993, he served as Group Executive responsible for Aetna Life Insurance and Annuity Company and Aetna International. He also serves as a director of Barnes Group, Inc., Bristol, CT.

     Barbara G. Cohen. Ms. Cohen has been nominated for election as a director of the Company at the 1996 Annual Meeting, scheduled to be held on May 10, 1996. Since 1993 Ms. Cohen has served as President of Kannon Consulting, a Chicago-based marketing consulting firm. From 1991 to 1993 she was a senior partner at Cambridge Group, Inc. and, prior to that, a partner in the Marketing and Strategy practice of Booz, Allen & Hamilton, Inc.

     John G. Crosby. Mr. Crosby has served as a director of the Company since 1987 and as a director of ERII and ERSIC, and a member of the Partnership Committee of ERMA, since January 1994. Mr. Crosby is currently President and Managing Director of the investment banking firm, Madison Partners, Inc., a position he has held since September 1995. He served as Managing Director of LSG Advisors ("LSG"), an investment banking firm and a division of Societe Generale Securities Corp., from May 1993 through August 1995. From 1990 through May 1993, Mr. Crosby served as Managing Director of The Lodestar Group ("Lodestar"), predecessor to LSG. From 1980 to 1990, Mr. Crosby served as a Managing Director and in various positions with Merrill Lynch & Co.

     Patrick A. Gerschel. Mr. Gerschel has served as a director of the Company and of ERII since July 1990, as a director of ERSIC since December 1991 and as a member of the Partnership Committee of ERMA since January 1994. Mr. Gerschel has served as Chairman of Gerschel & Co., a merchant banking firm, since 1980. Mr. Gerschel has also served as Chairman of Rivondale/Santa Rita Resources since 1983. From 1978 to 1982, Mr. Gerschel was a Limited Partner of Lazard Freres & Co. and, from 1978 to 1980, was Vice Chairman of Lazard Realty.

     Peter Goldberg. Mr. Goldberg has served as a director of the Company, ERII and ERSIC, and a member of the Partnership Committee of ERMA, since May 1994. Mr. Goldberg has served as Chairman and a director of Calco Insurance Brokers & Agents, Inc. since 1993. Since 1993, Mr. Goldberg also has served as President and a director of California Casualty Management Company ("CCMC") and from 1980 to 1993 was Executive Vice President and a director of CCMC.

     Joseph P. Kiernan. Mr. Kiernan has served as a director of the Company, ERII and ERSIC since December 1986, February 1987 and December 1991, respectively. He has also served as a member of the ERMA Partnership Committee since 1988. Mr. Kiernan serves as Chairman and Chief Executive Officer--Fidelity and Surety, Travelers/Aetna Property Casualty Corp., a position assumed in April 1996. Prior to the Travelers acquisition of AC&S, Mr. Kiernan served as head of AL&C's Bond and Standard Commercial Accounts strategic business units.

     Michael D. Rice. Mr. Rice has served as a director of the Company since 1986. He has also served as a director of ERII and ERSIC, and a member of the Partnership Committee of ERMA since January 1994. Mr. Rice has served as President of Aon Specialty Group, an insurance brokerage firm, since 1989. From 1988 to 1989, Mr. Rice served as a Senior Vice President of Rollins, Burdick & Hunter.

     Joseph D. Sargent. Mr. Sargent has served as a director of the Company, ERII and ERSIC since December 1986, February 1987 and December 1991, respectively. He has also served as a member of the Partnership Committee of ERMA since January 1994. Mr. Sargent currently serves as Chairman of Connecticut Surety Corporation, a position he has held since December 1992. Mr. Sargent served as Chairman, and later as Vice Chairman, of Conning & Company, an investment banking firm, from 1991 to 1995 and as its Chairman and Chief Executive Officer from 1988 to 1991. Mr. Sargent is a director of E.W. Blanch Holdings, Policy Management Systems Corporation, Mutual Risk Management Ltd., MMI Companies, Inc. and Trenwick Group Inc.

     Anthony J. Falkowski. Mr. Falkowski has served as Senior Vice President and Claims Manager of ERII and ERSIC since June 1987 and November 1991, respectively. Prior to joining the Insurance Subsidiaries, he served in various positions with Chubb Insurance Group, including his last position as a Vice President in the Claims Department.

     James D. Roberts. Mr. Roberts has served as Senior Vice President of ERII and ERSIC since November 1990 and November 1991, respectively. From April 1988 through November 1990, Mr. Roberts was Vice President and Chief Information Officer of ERII. Prior to that date, Mr. Roberts held various positions within Peat Marwick Main & Co. (now, KPMG Peat Marwick), serving as manager from 1986 to 1988.

     Mark I. Rosen. Mr. Rosen became the Company's chief legal officer in 1991, and he has served as Senior Vice President of ERII and ERSIC since April 1993. From 1976 until 1991, Mr. Rosen was an attorney with the Federal Deposit Insurance Corporation and was its Deputy General Counsel from 1988 until 1991. He headed the branch responsible for litigating D&O claims.

     Raymond Wahl. Mr. Wahl has served as Senior Vice President of ERII and ERSIC since June 1991 and April 1992, respectively. From 1977 until 1991, Mr. Wahl served in various underwriting related positions within National Union Fire Insurance Company, a subsidiary of American International Group.

     David Condren. Mr. Condren joined ERII in 1988, and has served as Vice President in the Company's underwriting department since 1994. Prior to joining the Company, Mr. Condren was associated with Peat Marwick Main & Co. (now, KPMG Peat Marwick).

     John F. Kearney. Mr. Kearney has served as Vice President of ERII and ERSIC since July 1993. From 1987 until 1993, Mr. Kearney underwrote D&O insurance with ERMA where, from November 1991 he was a Vice President. Prior to joining ERMA, Mr. Kearney was an account executive with Merrill Lynch & Co.

     Jeffrey H. Koenig. Mr. Koenig joined the Company as Assistant Controller in 1987. He has served as Vice President of ERII and ERSIC since January 1996 and as Controller since April 1990 and November 1991, respectively. Prior to joining the Company, Mr. Koenig held various positions at Coopers & Lybrand. He is a certified public accountant.

     David B. Lapin. Mr. Lapin has served as Vice President of ERII and ERSIC since July 1993. From 1987 to 1993, Mr. Lapin underwrote D&O insurance with ERMA, where, from November 1991, he was a Vice President. Prior to joining ERMA, Mr. Lapin was Underwriting Manager at Home Insurance Company.

     Joseph A. Sterling, Jr. Mr. Sterling joined ERMA as Vice President, Administration, in 1987. Prior to 1987, Mr. Sterling had served in various capacities with AC&S.

     Douglas J. Dalrymple. Mr. Dalrymple has served as Treasurer of ERII and ERSIC since October 1992. From 1990 to 1992, Mr. Dalrymple was an Assistant Vice President of CIGNA Corporation, and prior to that, he served in various capacities with Equicor Equitable HCA Corp. and Equitable Life Assurance Society of the United States.

                        BUSINESS RELATIONSHIP WITH AC&S

     The Facility operates under an Amended and Restated Agency and Insurance Services Agreement among AC&S, the Company and ERMA (the "Agency Agreement") and an Amended and Restated Quota Share Reinsurance Agreement between AC&S and ERII (the "Quota Share Agreement"). These agreements contain various provisions governing the manner in which the Facility's business is conducted and the nature and scope of the insurance business conducted by ERI and its subsidiaries. Certain provisions of these agreements are summarized below:

     Agency Agreement. Under the Agency Agreement, AC&S has authorized ERMA to issue AC&S D&O policies with liability limits of up to $20 million (with up to $30 million available on a case-by-case basis with AC&S's approval). The Agency Agreement also authorizes ERMA to issue AC&S financial institution trust department errors and omissions policies, fidelity bonds, kidnap and ransom policies, commercial crime policies, mail policies, combination safe depository policies and pension and welfare fund fiduciary responsibility policies which meet the underwriting guidelines of Underwriting Committee A. The Agency Agreement provides that, with minor exceptions, all of AC&S's D&O insurance in the United States will be written through ERMA. This exclusive arrangement applies to AC&S and its former parent, AL&C, as well as any other subsidiaries of AL&C currently in existence or to be formed. It does not, however, apply to Travelers, to its D&O subsidiary, Gulf Insurance Company, or to any other Travelers subsidiary.

     The Agency Agreement generally requires a minimum two year notice of termination, and no such termination may be effective until December 31, 1999. The Agency Agreement also may be terminated immediately if the Company materially breaches any of its obligations thereunder or any of the business restrictions applicable to it as described under "--Reinsurance Agreements." The Agency Agreement may also be terminated in the event that any person other than AC&S acquires 20% or more of ERI's voting securities or if ERI ceases to own all of the voting stock or partnership interests of ERMA, or upon any suspension of ERMA's underwriting authority under the Agency Agreement as described below.

     Under the Agency Agreement, ERMA's underwriting authority may be suspended upon the occurrence of any of the following events: (a) in the event that as of the last date of any calendar year, the consolidated policyholders' surplus of the Insurance Subsidiaries decreases by more than 20% compared to the last date of the calendar year immediately preceding such calendar year; (b) if the consolidated net premiums written to policyholders' surplus ratio of the Insurance Subsidiaries for policies underwritten on behalf of AC&S under the Agency Agreement is in excess of 3.5 to 1 for any rolling period of four consecutive calendar quarters and such ratio for such subsidiaries is not reduced below 3.5 to 1 for the rolling period of four consecutive calendar quarters ended six months thereafter; (c) if the consolidated policyholders' surplus of the Insurance Subsidiaries is less than $60 million; or (d) upon the effective date of the termination of the Quota Share Agreement.

     Under the Agency Agreement, ERMA currently pays AC&S an override commission equal to 3% of gross written premiums with respect to AC&S D&O policies issued through ERMA. It will continue to pay at the 3% level until on average, over a rolling period of four consecutive quarters, more than 70% of ERI's Insurance Revenues (defined below) during a period of four consecutive calendar quarters are derived from sources other than the issuance, and reinsurance, of AC&S policies, at which point the rate of the override commission would be 2%. The override commission will remain at the 2% level until on average, over a rolling period of four consecutive calendar quarters, more than 70% of the aggregate gross written premiums for all D&O written in the United States through ERMA is directly written on policies of the Insurance Subsidiaries. Thereafter ERI will not be required to pay AC&S any override with respect to AC&S D&O policies issued through ERMA. For purposes of the foregoing, "Insurance Revenues" means (a) AC&S's gross written premiums from all AC&S policies underwritten by ERMA pursuant to the Agency Agreement, plus (b) the consolidated gross premiums written of the Insurance Subsidiaries (excluding (i) any such premiums attributable to any insurance assumed from AC&S pursuant to the Quota Share Agreement and (ii) any such premiums which, pursuant to the policies to which they relate, are required to be segregated for possible return to the insured under such policies depending on any profit sharing, experience-rating or other similar criteria set forth in such policy, except to the extent such premiums are recorded as earned premiums by any of the Insurance Subsidiaries during any of the four calendar quarters in question), plus (c) the consolidated fee income of ERI, determined in accordance with GAAP, after deducting any fees paid by AC&S or any affiliate of AC&S, plus (d) an amount equal to (i) the fee income of any equity in which ERI owns 20% or more of the outstanding equity interests, multiplied by (ii) the percentage of the outstanding equity interest of such entity owned by ERI as of the date such fee income is determined.

     As to each AC&S policy issued by ERMA, ERMA deducts as its commission 24% of that portion of the gross premiums written which is not ceded by AC&S to ERII under the Quota Share Agreement. In addition, as to each such policy, on behalf of AC&S ERMA withholds, from the portion of the premiums ceded by AC&S to ERII, ERII's share of producers' commissions and general and administrative expenses incurred.

     The Agency Agreement states that ERI and AC&S anticipate that, over time, an increasing portion of ERMA's revenue will be attributable to policies underwritten on behalf of the Insurance Subsidiaries. The Agency Agreement provides that ERMA is permitted to underwrite business on behalf of the Insurance Subsidiaries on such terms as it may negotiate with them subject to the limitations imposed on the business activities of the Insurance Subsidiaries under their reinsurance agreements with AC&S described below under "--Reinsurance Agreements." In addition, ERMA may enter into agreements to underwrite insurance on behalf of third party insurers, subject to certain conditions and limitations described below. See "--Limit on Additional Lines and Third Party Paper."

     ERI has guaranteed the obligations of ERMA to AC&S under the Agency Agreement.

     Reinsurance Agreements. The Quota Share Agreement requires AC&S to cede to ERII 50% of its gross liability, up to $20 million per policy, on all of AC&S's D&O policies issued through ERMA, 6.25% of its gross liability on financial institution trust department E&O policies issued through ERMA, up to $5 million per policy, and generally 50% of its gross liability on other specified policies issued through ERMA, up to $5 million per policy. Under the Quota Share Agreement, ERII pays AC&S a ceding commission, in addition to the amounts withheld by ERMA on behalf of AC&S under the Agency Agreement, as follows: (a) with respect to each D&O and financial institution trust department E&O policy issued through ERMA, an amount equal to 3% of the portion of gross premiums written on such policy payable to ERII under the Quota Share Agreement, and (b) with respect to each fidelity bond and fiduciary policy issued through ERMA, an amount equal to 5% of the portion of gross premiums written on such bond or policy payable to ERII under the Quota Share Agreement. Such ceding commission is intended to reimburse AC&S for premium taxes incurred. The Quota Share Agreement also requires AC&S to retain, and not reinsure, at least 12.5% of its gross liability on its D&O policies written through ERMA. AC&S has also entered into reinsurance agreements with each of ERII and ERSIC under which ERII and ERSIC currently cede to AC&S 12.5% (50% for 1994) of their gross liability on D&O policies issued by ERII and ERSIC to U.S. insureds. These reinsurance agreements contain terms substantially similar to those contained in the Quota Share Agreement.

     In the event the Quota Share Agreement is terminated for any reason other than pursuant to the voluntary termination provisions thereof or certain other limited reasons, or is terminated for any reason at a time when ERII's rating from A.M. Best is B++ ("Very Good") or lower, then ERII is required to deposit with AC&S security in an amount equal to its then pro rata share (the "Reinsurer's Pro Rata Share") of AC&S's loss reserves, loss adjustment expenses and unearned premiums with respect to the business reinsured under the Quota Share Agreement. In the event the Quota Share Agreement is terminated by AC&S pursuant to such agreement's voluntary termination provisions or for certain other limited reasons at a time when ERII's rating from A.M. Best is higher than B++, the amount of the security required to be deposited by ERII with AC&S pursuant to the agreement varies depending on the amount of ERII's statutory surplus as of the effective date of such termination, with the amount of such security ranging from 100% of such Pro Rata Share in the event that ERII's statutory surplus as of the effective date of termination is less than $100,000,000 to 0% of such Pro Rata Share if ERII's statutory surplus as of the effective date of termination is greater than or equal to $750,000,000. Any security deposited by ERII with AC&S pursuant to the Quota Share Agreement is required to be adjusted quarterly to adjust the amount of such security in relation to the then applicable Reinsurer's Pro Rata Share and certain other variables, with ERII entitled to receive any excess security then on deposit and required to supplement any such security in the amount of any deficiency in such security, as the case may be. Generally, ERII is permitted to satisfy its obligation to post security by establishing a trust account for the benefit of AC&S but, under certain circumstances, ERII is required to post a letter of credit in lieu of a trust account. These circumstances include any termination of the agreement by AC&S as a result of any payment default by ERII or as a result of the suspension of ERMA's underwriting authority under the Agency Agreement.

     Underwriting Committees. ERII and ERSIC each has two underwriting committees of their respective Boards of Directors. One such committee ("Underwriting Committee A") acts with respect to D&O and other business issued through ERMA on AC&S, ERII and ERSIC policies ("Underwriting Committee A Business"). Underwriting Committee A, on which AC&S has one designee (two prior to April 1996), acts only by unanimous vote. Approval of Underwriting Committee A is required for any changes in or deviations from the underwriting, reinsurance and claim guidelines applicable to Underwriting Committee A Business and any changes to ERII's and ERSIC's affiliate arrangements. A second underwriting committee of the Board of Directors of each of ERII and ERSIC ("Underwriting Committee B") acts with respect to (i) D&O and other business written on ERII and ERSIC policies which does not conform with the aforementioned guidelines of Underwriting Committee A, (ii) business, other than D&O and specialty lines, written on ERII and ERSIC policies and (iii) business written on policies of unrelated third party insurers which may be reinsured by ERII or ERSIC ("Underwriting Committee B Business"). Underwriting Committee B is responsible for the underwriting, claims and reinsurance guidelines for Underwriting Committee B Business and acts by majority vote. AC&S does not have the right to designate any members of Underwriting Committee B.

     Limit on Additional Lines and Third Party Paper. Under the Quota Share Agreement, ERII is precluded from insuring any business, or reinsuring any insurer other than AC&S, and from engaging in any other business, except as expressly provided in the Quota Share Agreement and the Exchange Agreement, dated as of November 5, 1993 (the "Exchange Agreement"), by and among AC&S, Executive Re and ERI. The Quota Share Agreement permits ERII to directly write without limitation any of the lines of insurance business which ERMA has the authority to underwrite on behalf of AC&S pursuant to the Agency Agreement and which meets the applicable underwriting guidelines of Underwriting Committee A. In addition, the Quota Share Agreement permits ERII to directly write errors and omissions and other insurance lines (including D&O) which do not meet the underwriting guidelines of Underwriting Committee A, provided such writing is approved by Underwriting Committee B and a majority of ERII's Board of Directors (any such line, a "Specialty Line") and provided further that after giving effect to the writing of any such Specialty Lines the aggregate net written premiums of ERII and the other insurance company subsidiaries of ERII attributable to all Specialty Lines during any period of four consecutive calendar quarters does not exceed 40% of the consolidated policyholders' surplus of ERII and such other insurance company subsidiaries as determined based on the most recent quarterly statements filed by each such insurer with its state of domicile.

     In addition, if ERII in good faith determines that it is unable to fully develop its business by writing the lines of insurance which it is permitted to write directly under the Quota Share Agreement (the "Permitted Lines") because it does not have the proper authority, licensing or rating to do so, or it is for some other reason impractical to do so, ERII may reinsure business within any Permitted Line written by insurers other than

AC&S, AC&S's affiliates or the Insurance Subsidiaries (a "Third-Party Insurer") by entering into reinsurance arrangements and agreements with Third-Party Insurers, provided (a) it affords AC&S a right of first offer prior to the entering into most of such arrangements or agreements, (b) Underwriting Committee B and a majority of the entire Board of Directors of ERII shall have approved ERII's issuance of such reinsurance and (c) to the extent the reinsurance in question relates to a Specialty Line, ERII, after giving effect to such reinsurance, would be in compliance with the 40% of policyholders' surplus limit referred to above.

     ERMA has agreed that except as expressly permitted under the Agency Agreement, it will not engage in any business or act as agent, broker, representative or manager without the prior written consent of AC&S. Under the Agency Agreement, ERMA is permitted to underwrite insurance on behalf of the Insurance Subsidiaries on such terms as it may negotiate with them, provided the issuance of such insurance by ERII is permitted under the applicable provisions of the Quota Share Agreement or the issuance of such insurance by any of ERI's other insurance company subsidiaries is permitted under the applicable provisions of the Exchange Agreement, as the case may be. In addition, ERMA is permitted to underwrite insurance and reinsurance on behalf of Third-Party Insurers, provided that in most cases it affords AC&S a right of first offer with respect to any such proposed underwriting agreement or arrangement.

     Under the Exchange Agreement, ERI has agreed to cause ERSIC and any future insurance company subsidiary of ERI to comply with the business limitations applicable to ERII in the Quota Share Agreement as though such subsidiary were itself subject to such restrictions, and to cause any future managing underwriter to comply with the business limitations applicable to ERMA under the Agency Agreement as though such managing underwriter were itself subject to such restrictions.

                              RECENT DEVELOPMENTS

     On March 26, 1996, the Company completed the Repurchase Transaction, pursuant to which it purchased 2,511,300 shares of its capital stock from AC&S at a price of $29.875 per share, or approximately $75 million in the aggregate. Under the terms of the Stock Purchase Agreement, the price is subject to upward adjustment under certain circumstances described below. Immediately prior to the Repurchase Transaction, AC&S beneficially owned a total of 4,611,300 shares of ERI's then-outstanding capital stock, consisting of 3,286,300 shares of Common Stock, all 1,225,000 shares of the Class B Common Stock and the Aetna Stock Option. The repurchased Common Stock was comprised of 1,286,300 shares of Common Stock and all 1,225,000 shares of Class B Common Stock. On March 29, 1996, AC&S transferred to AL&C the remaining 2,000,000 shares of Common Stock (which are the Shares offered hereby) and the Aetna Stock Option. Prior to the repurchase of the Class B Common Stock, AC&S had the right to elect four individuals to the Company's Board of Directors. Following the Repurchase Transaction, AC&S has the right, so long as the Agency Agreement remains in effect, to nominate one director for election to the Board of Directors. One individual designated by AC&S currently serves on the Company's Board of Directors.

     Under the Stock Purchase Agreement, the purchase price was the average of the closing prices of the Common Stock on the NYSE during the ten consecutive trading days that ended on March 19, 1996, the third trading day prior to the date on which the Agreement was signed. The Purchase Price is subject to upward adjustment under certain circumstances. In summary, if within six months of the March 26, 1996 closing date, (i) the Company and any third party shall enter into an agreement under which such third party will acquire 30% or more of the Company's outstanding Common Stock, or (ii) any third party shall have publicly announced a tender offer which results in such third party's acquisition of 30% or more of the Company's outstanding Common Stock (in either case, a "30% Transaction"), then the Company shall pay to AL&C an amount in cash which is equal to 2,511,300 times the excess, if any, of the price per share paid by such third party over the Purchase Price (the "Excess Per Share Price"). If the Company and any third party shall enter into any such agreement, or any third party shall have publicly announced such a tender offer, with respect to a 30% Transaction during the second six months following March 26, 1996, the Company shall pay AL&C an amount in cash which is equal to 1,883,475 times the Excess Per Share Price, or 75% of the amount which would have been payable with respect to such an agreement entered into, or tender offer announced, during the first six-month period.

     In connection with the Stock Purchase Agreement, the Company obtained a $70 million senior credit facility arranged through The Chase Manhattan Bank (National Association), the proceeds of which have been used as follows: $38 million to partially finance the Repurchase Transaction, $25 million to refinance the Company's existing bank debt and $7 million for general corporate purposes. In connection with the credit facility, the Company has pledged the stock of its direct subsidiary, Executive Re Inc., and Executive Re Inc. has pledged the stock of its direct subsidiary, ERII. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                              SELLING STOCKHOLDER

     AL&C is the only Selling Stockholder. Prior to March 26, 1996, AL&C through AC&S owned a total of 4,511,300 shares of the Company's capital stock, comprised of 3,286,300 shares of Common Stock and all 1,225,000 shares of Class B Common Stock. AC&S also owned the Aetna Stock Option. Since 1986, AC&S has had a number of business relationships with the Company. See "Business Relationships with AC&S." On March 26, 1996, the Company repurchased 1,286,300 shares of Common Stock and all 1,225,000 shares of Class B Common Stock from AC&S pursuant to the Stock Purchase Agreement, which also contained provisions related to the Offering made hereby. See "Recent Developments." On March 29, 1996, AC&S transferred the remaining 2,000,000 shares of Common Stock (which are the Shares offered hereby), together with the Aetna Stock Option, to AL&C.

     The Stock Purchase Agreement provides that the Company shall file with the Commission a registration statement with respect to the resale by AL&C of all 2,000,000 shares of Common Stock (the "Remaining Common Stock") on or before May 31, 1996. The Company was obligated to use its reasonable efforts to cause such registration statement to become effective and to remain effective for the period specified by AL&C, so as to permit AL&C to complete the offering and sale of the Remaining Common Stock. Under the Stock Purchase Agreement, the Company has agreed to indemnify and hold harmless AL&C, its directors, officers, affiliates and controlling persons, with respect to certain liabilities arising out of the Offering made herein.

     The following table sets forth certain information with respect to AL&C, as Selling Stockholder (assuming no exercise of the over-allotment option):

                                                     SHARES BENEFICIALLY           SHARES BENEFICIALLY
                                                     OWNED PRIOR TO THE              OWNED AFTER THE
                                                          OFFERING                      OFFERING
                                                  -------------------------     -------------------------
                                                     NUMBER        PERCENT         NUMBER        PERCENT
                                                   OF COMMON       OF TOTAL      OF COMMON       OF TOTAL
          NAME OF SELLING STOCKHOLDER             STOCK SHARES      SHARES      STOCK SHARES      SHARES
Aetna Life and Casualty Company.................    2,100,000(1)       23%         100,000(1)         1%

- ------------------------------
(1) Includes 100,000 shares subject to the Aetna Stock Option.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, ERI will have outstanding 9,006,855 shares of Common Stock, of which approximately 1.3 million shares will be "restricted securities" (the "Restricted Shares") as that term is defined in Rule 144 under the Securities Act ("Rule 144"). Other than shares owned by Company affiliates, all of the Restricted Shares may be publicly sold in accordance with Rule 144(k), without regard to the volume, manner of sale or other limitations of Rule 144. Approximately 700,000 shares of the Common Stock are held by securityholders subject to the Lock-up period described below.


     In connection with the underwriting agreement entered into with the Underwriters, ERI, as well as each of its directors and executive officers and AL&C, have agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for

Common Stock without the prior written consent of the Representatives of the Underwriters (the "Lock-up") for a period of 180 days after the date of this Prospectus other than, in the case of ER1, pursuant to any employee or director stock-based plan. After giving effect to the Offering, such directors and executive officers and AL&C held as of the date of this Prospectus, in the aggregate, approximately 22% of the Common Stock (on a fully diluted basis).

     Upon completion of the Offering, there will be outstanding options to purchase approximately 1.7 million shares of Common Stock, of which options to purchase approximately 1.3 million shares are subject to the Lock-up period.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, dated the date hereof (the "Underwriting Agreement"), among the Company, AL&C and Donaldson, Lufkin & Jenrette Securities Corporation and Conning & Company, which are acting as representatives (the "Representatives") for the underwriters named below (the "Underwriters"), the Selling Stockholder has agreed to sell to the Underwriters and each of the Underwriters has severally agreed to purchase the number of Shares set forth opposite its name below.

                                UNDERWRITERS                               NUMBER OF SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Conning & Company....................................................

                                                                               ---------
                                                                               2,000,000
                                                                               =========

     Under the terms of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such Shares, if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose initially to offer the Shares directly to the public at the price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the Offering, the offering price and such concession may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering of the Shares made hereby. To the extent such option is exercised, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of option shares as the number of Shares to be purchased by said Underwriter shown in the foregoing table bears to the total number of Shares initially offered by the Underwriters hereby.

     Each of the Company and the Selling Stockholder has agreed to indemnify the Underwriters against certain liabilities under the Securities Act. The Company has agreed to indemnify AL&C and its directors, officers, affiliates and controlling persons with respect to certain liabilities arising out of the Offering. In all cases, the indemnity includes indemnification for matters arising under the federal securities laws.

     Conning & Company provides the Company and Insurance Subsidiaries with investment advisory, record-keeping and related services pursuant to an agreement that is annually renewable in June. For services rendered during 1995, the Company paid Conning & Company approximately $547,000.

     The Company has agreed, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives not to (i) offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of any shares of Common Stock other than pursuant to any employee or director stock-based plans, or (ii) file any registration statement under the Securities Act with respect to shares of Common Stock other than pursuant to any employee or director stock-based plans.

                             CERTAIN LEGAL MATTERS

     Certain legal matters in connection with the offering of the Shares made hereby will be passed upon for the Company by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York. James A. FitzPatrick, Jr., Secretary of the Company, is a member of Dewey Ballantine. From time to time, Dewey Ballantine represents Donaldson, Lufkin & Jenrette Securities Corporation. Certain legal matters in connection with the offering of the Shares made hereby will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company incorporated by reference or appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference or appearing therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
Prospectus Summary...................    4
Risk Factors.........................   10
Price Range of Common Stock
  and Dividends......................   14
Capitalization.......................   15
Use of Proceeds......................   15
Selected Consolidated Historical
  Financial Data.....................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   18
Business.............................   27
Management...........................   36
Business Relationship with AC&S......   39
Recent Developments..................   42
Selling Stockholder..................   43
Shares Eligible for Future Sale......   43
Underwriting.........................   45
Certain Legal Matters................   46
Experts..............................   46

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               CONNING & COMPANY

                                 June   , 1996


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Expenses in connection with the issuance and distribution of the Common Stock, other than underwriting discounts and commissions, a portion of which will be paid by each of the Company and the Selling Stockholder, are estimated (other than with respect to the SEC Registration Fee and the NASD Filing Fee) to be as follows:

    SEC Registration Fee....................................................  $ 26,073.28
    NASD Filing Fee.........................................................     8,061.25
    Blue Sky fees and expenses (including fees of counsel)..................    15,000.00
    Accountants fees and expenses...........................................    30,000.00
    Legal fees and expenses.................................................    90,000.00
    Printing expenses.......................................................   150,000.00
                                                                              -----------
              Total.........................................................  $229,134.53
                                                                               ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of the State of Delaware authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Registrant's Certificate of Incorporation limits the liability of the Registrant's directors to the Registrant or its stockholders to the fullest extent permitted by the Delaware statute as in effect from time to time. Specifically, directors of the Registrant will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in the Delaware law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify its officers and directors and former officers and directors to the fullest extent permitted by the General Corporation Law of the State of Delaware. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, the Registrant has the power to indemnify any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee, or agent of the Registrant, against any and all expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the Registrant as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

     The Company's officers and directors are also covered by a directors and officers liability insurance policy issued by a third party. Additionally, Joseph P. Kiernan serves on the Board of Directors at the request of The Aetna Casualty and Surety Company ("AC&S") and is entitled to indemnification by AC&S under certain circumstances in accordance with Connecticut law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

   1.1*      --  Form of Underwriting Agreement.
   3.1       --  Amended and Restated Certificate of Incorporation of Executive Risk Inc.,
                 incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1 (No. 33-70820) of the Company (herein the "S-1 Registration
                 Statement").
   3.2       --  Restated Bylaws of Executive Risk Inc., incorporated herein by reference to
                 Exhibit 3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended
                 June 30, 1994.
   4.1       --  Rights Agreement between Executive Risk Inc. and Mellon Bank, N.A., as Rights
                 Agent, incorporated by reference to Exhibit 4.2 to the S-1 Registration
                 Statement.
   4.2       --  Amendment, dated as of April 8, 1996, to Rights Agreement between Executive
                 Risk Inc. and Mellon Bank, N.A., as Rights Agent.
   5.1*      --  Opinion of Dewey Ballantine.
  10.1       --  Exchange Agreement, dated as of January 1, 1994, by and among Executive Re
                 Inc., Executive Risk Inc. and The Aetna Casualty and Surety Company,
                 incorporated herein by reference to Exhibit 10.1 to the S-1 Registration
                 Statement.
  10.2       --  Agreement and Plan of Merger by and among Executive Re Inc., Executive Risk
                 Inc. and Executive Re Holdings Inc., incorporated herein by reference to
                 Exhibit 10.2 to the S-1 Registration Statement.
  10.3       --  Stock Purchase Option between Executive Risk Inc. and The Aetna Casualty and
                 Surety Company, incorporated herein by reference to Exhibit 10.3 to the S-1
                 Registration Statement.
  10.4       --  Amended and Restated Agency and Insurance Services Agreement by and among The
                 Aetna Casualty and Surety Company, Executive Risk Inc. and Executive Risk
                 Management Associates, incorporated herein by reference to Exhibit 10.4 to the
                 S-1 Registration Statement.
  10.5       --  Amended and Restated Quota Share Reinsurance Agreement between The Aetna
                 Casualty and Surety Company and Executive Re Indemnity Inc., incorporated herein by reference to Exhibit 10.5 to the S-1 Registration Statement.
  10.6       --  Securityholders' Agreement among Executive Risk Inc., The Aetna Casualty and
                 Surety Company and the persons listed on Annex B thereto, incorporated herein by reference to Exhibit 10.6 to the S-1 Registration Statement.
  10.7       --  Credit Agreement, dated as of November 9, 1994, among Executive Risk Inc., the
                 Banks signatory thereto and The Chase Manhattan Bank, N.A. as Agent, incorporated herein by reference to Exhibit 10.2 to Quarterly Report on Form
                 10-Q for the period ended September 30, 1994.
  10.8       --  Revolving Credit Agreement, dated as of November 9, 1994, among Executive Risk
                 Inc., the Banks signatory thereto and The Chase Manhattan Bank, N.A. as Agent, incorporated herein by reference to Exhibit 10.3 to Quarterly Report on Form
                 10-Q for the period ended September 30, 1994.

  10.9       --  Agreement, dated as of June 18, 1993, by and among Executive Re Indemnity
                 Inc., Executive Re Inc., Executive Re Specialty Insurance Company and Conning
                 & Company, incorporated herein by reference to Exhibit 10.13 to the S-1
                 Registration Statement.
  10.10      --  Joint Venture Agreement, dated January 21, 1993, between Executive Re Inc. and
                 Union des Assurance de Paris-IARD, incorporated herein by reference to Exhibit
                 10.17 to the S-1 Registration Statement.
  10.11      --  Agreement for Purchase and Sale of Real Estate, dated as of July 22, 1994, by and between Stephen L. Owens and Executive Re Indemnity Inc., incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the
                 period ended September 30, 1994.
  10.12      --  Employment Agreement, dated as of March 15, 1995, by and between Executive
                 Risk Inc. and Robert H. Kullas, incorporated herein by reference to Exhibit
                 10.13 to Annual Report on Form 10-K for the year ended December 31, 1994 (the
                 "1994 10-K").
  10.13      --  Employment Agreement, dated as of March 15, 1995, by and between Executive
                 Risk Inc. and Stephen J. Sills, incorporated herein by reference to Exhibit
                 10.14 of the 1994 10-K.
  10.14      --  Employment Agreement, dated as of March 15, 1995, by and between Executive
                 Risk Inc. and Robert V. Deutsch, incorporated herein by reference to Exhibit
                 10.15 to the 1994 10-K.
  10.15      --  Executive Risk Inc. Nonqualified Stock Option Plan, incorporated herein by reference to Exhibit 10.23 to the S-1 Registration Statement.
  10.16      --  Executive Risk Inc. Employee Incentive Nonqualified Stock Option Plan,
                 incorporated herein by reference to Exhibit 10.24 to the S-1 Registration
                 Statement.
  10.17      --  Executive Risk Inc. IPO Stock Compensation Plan, incorporated herein by reference to Exhibit 10.25 to the S-1 Registration Statement.
  10.18      --  Executive Risk Inc. Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.19 to the 1994 10-K.
  10.19      --  Executive Risk Inc. Retirement Plan, incorporated herein by reference to
                 Exhibit 10.27 to the S-1 Registration Statement.
  10.20      --  Executive Risk Inc. Nonemployee Directors Stock Option Plan, incorporated by reference to Exhibit 10.21 to the 1994 10-K.
  10.21      --  Purchase and Sale Agreement, dated as of April 13, 1995, by and between Tower
                 Business Park Associates and Executive Risk Indemnity Inc., incorporated herein by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the
                 period ended March 31, 1995.
  10.22      --  Employment Agreement, dated as of March 31, 1995, by and between the Company and LeRoy A. Vander Putten, incorporated herein by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the period ended March 31, 1995.
  10.23      --  Supplemental Pension Agreement by and among the Company, Aetna Life and
                 Casualty Company and LeRoy A. Vander Putten, dated as of March 31, 1995, incorporated herein by reference to Exhibit 10.3 to Quarterly Report on Form
                 10-Q for the period ended March 31, 1995.
  10.24      --  Executive Risk Inc. Stock Incentive Plan, incorporated herein by reference to
                 Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31,
                 1995 (the "1995 10-K").
  10.25      --  Executive Risk Inc. Performance Share Plan, incorporated herein by reference to Exhibit 10.26 to the 1995 10-K.
  10.26      --  Stock Purchase Agreement, dated as March 22, 1996 by and among the Executive
                 Risk Inc., The Aetna Casualty and Surety Company and Aetna Life and Casualty
                 Company, incorporated by reference to Exhibit 2 to Current Report on Form 8-K dated March 25, 1996 (the "March 1996 8-K").
  10.27      --  Term Loan Agreement, dated as of March 26, 1996, among Executive Risk Inc., the Banks signatory thereto and The Chase Manhattan Bank (National
                 Association), as Agent, incorporated by reference to Exhibit 3(a) to the March
                 1996 8-K.

  10.28      --  Stock Pledge Agreement, dated as of March 26, 1996, between Executive Risk
                 Inc. and The Chase Manhattan Bank (National Association), as Agent,
                 incorporated by reference to Exhibit 3(b) to the March 1996 8-K.
  10.29      --  Stock Pledge Agreement, dated as of March 26, 1996, between Executive Re Inc.
                 and The Chase Manhattan Bank (National Association), as Agent.
  10.30      --  Revolving Credit Agreement, dated as of March 26, 1996, among Executive Risk
                 Inc., the Bank's signatory thereto and The Chase Manhattan Bank (National
                 Association), as Agent.
  10.31      --  Amended and Restated Stock Purchase Agreement, dated as of March 22, 1996 by and among Executive Risk Inc., The Aetna Casualty and Surety Company and Aetna
                 Life and Casualty Company.
  11.1       --  Statement regarding computation of per share earnings, incorporated by reference to Exhibit 11 to the 1995 10-K.
  21.1       --  Subsidiaries of Executive Risk Inc., incorporated by reference to Exhibit 21.1 to 1995 10-K.
  23.1       --  Consent of Ernst & Young LLP.
  23.2*      --  Consent of Dewey Ballantine (included in Exhibit 5.1).
  24.1       --  Power of Attorney (included in the signature page to the registration statement).
  28.1       --  Information from reports furnished to State insurance regulatory authorities.

- ---------------
* Filed herewith.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes the following:

     (a)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) See Item 15.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on June 3, 1996.


                                          EXECUTIVE RISK INC.

                                          By    /s/ LEROY A. VANDER PUTTEN
                                             LeRoy A. Vander Putten, Chairman
                                             and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on June 3, 1996.


             SIGNATURE                                          TITLE
     /s/ LEROY A. VANDER PUTTEN         Chairman, Director and Chief Executive Officer
- ------------------------------------      (Principal Executive Officer)
       LeRoy A. Vander Putten
                 *                      Vice Chairman, Director and Chief Operating Officer
- ------------------------------------
          Robert H. Kullas
                 *                      President, Director and Chief Underwriting Officer
- ------------------------------------
          Stephen J. Sills
                 *                      Director
- ------------------------------------
          Gary G. Benanav
                 *                      Director
- ------------------------------------
           John G. Crosby
                 *                      Director
- ------------------------------------
        Patrick A. Gerschel
                 *                      Director
- ------------------------------------
           Peter Goldberg
                 *                      Director
- ------------------------------------
         Joseph P. Kiernan

             SIGNATURE                                          TITLE
                 *                      Director
- ------------------------------------
          Michael D. Rice
                 *                      Director
- ------------------------------------
         Joseph D. Sargent
                 *                      Executive Vice President, Chief Financial Officer and
- ------------------------------------      Chief Actuary (Principal Financial and Accounting
         Robert V. Deutsch                Officer)
     *By:      LeRoy A. Vander
                Putten
- ------------------------------------
       LeRoy A. Vander Putten
        as Attorney-in-Fact